

CITRIX®

2001 Annual Report

▫▫▫ Financial highlights

Net revenues	$591.6 million	▲ 25.8% from previous year
Net income	$105.3 million	▲ 11.4% from previous year
Adjusted net income(a)	$151.0 million	▲ 21.9% from previous year
Adjusted diluted earnings per share(a)	$0.78	▲ 25.2% from previous year
Adjusted operating margin(a)	31.2%	▼ 1.0% from previous year
Cash and investments	$746.7 million	

(a) Adjusted to exclude the effects of in-process research and development of $2.6 million and the amortization of intangible assets of $48.8 million.

Table of contents

Every day, more information is born digital. And more business people go mobile. To successfully compete in this new world, companies need to provide a virtual workplace where users have easy access to applications, information, processes and people—on any device, over any network, anytime, anywhere.

This is what Citrix provides. We are a leading company offering virtual workplace solutions that give users the freedom to get whatever they need, wherever they are, however they like. And we're doing it today.

Citrix is focused on software solutions that "virtualize" access to today's digital office. So, instead of having to go to the office, your office follows you. Work is no longer a place—work is something you do.

Most offices today are digital, and most are also heterogeneous—different applications, operating systems and network infrastructures. End users are experiencing both an ongoing explosion in choice around device type and increasing demands to work from anywhere. The end result is that the basic need for access has become extremely critical for users, while at the same time more complex for the IT organizations that support them to deliver.

Our focus on the virtual workplace meshes with real changes in business computing—including the need to simultaneously accommodate Windows® and Web-based applications and information, and the growing acceptance of the Microsoft® .NET initiative for Web-based computing platforms.



Working on the go is a fact of life for today's business. The company that can make the virtual workplace real can realize huge opportunities in a world where:

- *a billion people are expected to be using the Internet within three years*[1]
- *nearly half a billion people worldwide use cell phones today*[2]
- *44 million people in the United States work in branch offices; of these, 68 percent access information over corporate networks*[3]
- *25 million workers already telecommute in the United States alone*[4]

[1] Angus Reid Group, May 2000; [2] *Business Week*, August 2000;
[3] Cahers In-Stat Group, 2001; [4] American Management Association

Our **customers** choose Citrix for real business benefits

All around the globe, companies are looking for a better way to conduct business—a virtual workplace where connections are easy and applications and information are always available. To get the most from the virtual workplace, more and more companies are turning to Citrix® solutions.

We are already meeting market needs for virtual workplace solutions. In 2001, some of our larger customers like Sprint, Nationwide Insurance and Commonwealth Bank of Australia each licensed our products for over 10,000 users.

Citrix's efforts to grow our market are real, too—from Washington, D.C., where we created a new program focusing on the federal government, to Hong Kong, where we built on our existing efforts in the growing Chinese market.

Why is Citrix growing? Because our solutions provide exactly the capabilities that many businesses need. Whether users are checking product inventory from the road, securely accessing human resources files from a home office or checking centrally stored customer records from a branch office, Citrix solutions enable them to access the business resources they need anywhere they happen to be.

As a result, their companies—our customers—gain the enhanced user productivity, faster return on IT investment, improved communication, effective collaboration, tighter security, quicker disaster recovery and simplified IT administration they need to compete more effectively in today's marketplace.

The growth of our customer base during 2001 demonstrates that in today's complex, fast-moving business environment, the Citrix approach has strong appeal:

- *100 percent of Fortune 100 companies*
- *more than 120,000 customers*
- *95 percent of the* Financial Times *FT European 100*
- *70 percent—including the top 10 companies—of the Financial Times 500*
- *sales successes in 2001 that included AT&T Wireless in the United States, Petrobras in Brazil, Ericsson and France Telecom in Europe and Commonwealth Bank of Australia*





In 2001 Citrix expanded its portfolio of technology solutions to include business solutions aimed at issues that make a difference in how smoothly—and profitably—businesses run:

- *Citrix Solution for Remote Office Connectivity gets new and remote offices working together easily*
- *Citrix Solution for Workforce Mobility brings the office anywhere*
- *Citrix Solution for Business Continuity helps keep business information flowing, no matter what*
- *Citrix Solution for Application Deployment brings new applications on line in minutes, instead of months*

Citrix solutions meet real business needs

At Citrix we bring together our vision of the virtual workplace and our industry-leading track record of delivering powerful and comprehensive solutions. The Citrix solutions for the virtual workplace extend our individual products to help businesses reduce costs, improve security and increase productivity.

With 65 percent of the typical workforce outside headquarters,* companies need ways to extend their business-critical systems while controlling costs. Citrix solutions meet the critical connectivity requirements while delivering consistent and reliable performance, full-featured functionality and a no-compromise user experience.

To ensure that all employees have access to the resources they need to increase productivity, revenue and competitiveness, enterprises everywhere are virtualizing the workplace. Citrix solutions give mobile and remote employees access to the same feature-rich software and reliability as their colleagues at headquarters.

As a means of meeting and managing expectations as they branch out geographically, companies are turning to enterprise applications such as enterprise resource management (ERP), customer relationship management (CRM) and office productivity software. Citrix solutions are designed to speed deployment and provide cost-effective management by Web-enabling any existing Windows or UNIX® application.

To meet today's need for continuous operation, businesses and governments worldwide are analyzing solutions that enable the entire organization to work from home or on the road. This is a crucial capability in the event of a disaster. Citrix solutions reduce the impact of planned or unplanned business interruptions by providing a virtual workplace that enables business to continue without interruption.

*Cahers In-Stat Group, 2001

In 2001, Citrix laid a firm groundwork for a transition to becoming a multi-product company—building on our industry-leading application serving products and extending the virtual workplace with our new portal products.

Early in 2001, we launched our most powerful application serving solution to date, Citrix MetaFrame XP™ for Windows. This exciting software solution offers an entirely new dimension for leveraging the Internet and extending the capabilities of Microsoft platforms to organizations of all sizes.

Later in the year, we followed up with enhanced security, new management tools and other features for Citrix MetaFrame XP. These releases make Citrix MetaFrame XP even more valuable. And they deliver on our promise to keep customers fully up to date with the tools they need for making the virtual workplace real.

In 2001, we updated Citrix Extranet™, our virtual private network software. We also introduced Citrix Secure Gateway, which secures Citrix MetaFrame® traffic across the Internet. These two products raise the bar for business information security, protecting critical information for organizations of all sizes.

We also made significant progress toward providing another key building block of the virtual workplace—the access portal. We enhanced our Citrix NFuse™ application portal software (now known as Citrix NFuse™ Classic). And we worked to develop an entirely new portal solution. Our acquisition in April 2001 of Sequoia Software Corporation, a leading provider of XML-pure portal software, paved the way for the 2002 release of Citrix NFuse™ Elite. This unique access portal will provide our customers with a fast, wizard-driven solution—with no need for long and expensive consultant-driven projects—that gives users easy access to applications and information resources on the Web.

In 2001, we further aligned our marketing and development efforts—including channel strategy, alliances, solutions marketing and product development—behind our suite of products that make the virtual workplace real:

- *Citrix MetaFrame Application Serving Family*
  - *Citrix MetaFrame XPs, XPa, XPe*
  - *Citrix Extranet Virtual Private Network Software*
  - *Citrix Secure Gateway Network Access Software*
- *Citrix NFuse Access Portal Family*
  - *Citrix NFuse Classic*
  - *Citrix NFuse Elite (scheduled for 2002 release)*



Partnerships help us coordinate our offerings with technologies from other vendors, ensure that our products meet industry standards and speed our product development and delivery. In addition to strengthening its partnership with Microsoft Corporation, Citrix broadened its partner base in 2001 to include:



- *Computer Associates*
- *Documentum*
- *Business Objects*
- *ScreamingMedia*
- *Cyberbank Corp.*
- *SAP*
- *EMC*
- *Sierra Wireless*
- *Ericsson*

Partnerships enable us to see real progress, faster

In the virtual workplace, access is easy and applications and information are always available. The work that goes into making the virtual workplace real, however, is quite a bit more complex. No one can do it alone. So at Citrix, we maintain key relationships with other industry-leading technology companies who are also hard at work creating solutions for the virtual workplace.

In 2001, we increased our partnerships with a wide range of companies—system integrators, networking suppliers, enterprise portal companies, hardware suppliers, telecommunications companies, independent software vendors and device manufacturers—to bring together solutions that make the virtual workplace real.

These partnerships enable Citrix to deliver enterprise-ready solutions to today's business challenges. They enhance our years of experience and expertise. And they help make our customers' digital offices into completely virtual workplaces.

Central to our partner activities in 2001 was strengthening our relationship with Microsoft Corporation (Microsoft), our longtime partner in solution development. With Microsoft, we provide remote access solutions that enable users of Windows-based devices to access Windows solutions. Citrix also extends the Microsoft platform to enable access from devices running non-Windows operating systems over any network connection. In addition, Citrix adds IT management capabilities to Microsoft solutions.

In 2001, both Citrix and Microsoft continued to recognize the benefits the companies provide for each other. Citrix asserted its comprehensive support for the Microsoft platform with technologies that enhance portal access, flexibility, manageability and security for remote connections using Windows XP. In addition, Microsoft joined the Citrix Business Alliance™, laying the groundwork for further collaboration on solutions that use Windows 2000, Windows XP and the Microsoft .NET platform.

Today and in the future, the opportunities are real

You're visiting a customer or working late at home. You're immobilized by a snowstorm or moving fast to capture a new business opportunity. You're using a wireless hand-held, a PC desktop or a Macintosh® PowerBook®. Your applications and information, however, are back at the office.

With Citrix, none of this presents a problem—it's an opportunity. Our model for the virtual workplace enables businesses to constantly expand the access solutions they provide for their employees, partners and customers, enhance the manageability and efficiency they deliver to their IT professionals and reduce costs and complexity for the entire organization. In short, the Citrix model makes the virtual workplace real.

Ongoing changes in the way IT provides services to business demonstrate that Citrix is well positioned to meet business needs—today and into the future. 2001 taught us, for example, that now more than ever before, businesses face a critical need to keep information safe. Unauthorized access to resources, lack of resilience following downtime or disaster, and inability to continue working in the face of disruptions or distance can threaten a company's very existence. Citrix solutions can provide answers.

Citrix has always been about providing access. And we continue to focus on delivering business access to applications, content, people and processes. The more we expand our application and information access offerings, the more opportunities we see. We remain 100 percent committed to expanding our heritage in access to serve the entire virtual workplace. Through the virtual workplace, the growing business need for access continues to present opportunities for our customers, our partners and our company.

Our acquisition of Sequoia Software Corporation in April 2001 and the introduction of our new access portal family of products puts us on top of evolving business and communications trends—and enables us to achieve several of our corporate goals:

- *establish Citrix as a multi-product family company*
- *extend our product offerings into the Web space*
- *continue to demonstrate our commitment to delivering a wide range of products and solutions*



Citrix Systems, Inc. (Nasdaq: CTXS) is positioned to make the virtual workplace real. Citrix is a global leader in virtual workplace software and services that provide access to applications, information, processes and people on any device, over any network.

Corporate Background

- Founded 1989

Employees

- 1,878 as of December 31, 2001

Nasdaq

- CTXS

Standard & Poor's 500 Index

- Listed since December 21, 2000

Citrix Customers

- More than 120,000 customers
- 95 percent of the Fortune 500®
- 100 percent of the Fortune 100
- 95 percent of the *Financial Times* FT European 100
- 70 percent—including the top 10 companies—of the Financial Times 500
- Enterprise customers include AT&T Wireless Services, Credit Suisse, DaimlerChrysler, Shell and Virgin Megastores

Citrix Software Solutions

- Citrix MetaFrame Application Serving Family
  - Citrix MetaFrame XPs, XPa, XPe
  - Citrix Extranet Virtual Private Network Software
  - Citrix Secure Gateway Network Access Software
- Citrix NFuse Access Portal Family
  - Citrix NFuse Classic
  - Citrix NFuse Elite (scheduled for 2002 release)

Sales Channel

- Indirect channel, more than 7,000 distributors, value-added resellers, system integrators, independent software vendors and original equipment manufacturers

Worldwide Presence

- More than 60 countries
- Approximately 48 percent of Citrix revenue is generated outside the United States

CITRIX®

From the office of the President and CEO

I've never been more proud of Citrix than I am today. IT spending may have been down worldwide during 2001. The economy may have struggled. But there's only one way to describe our performance for the year: "Rock Solid."

Citrix made great strides in 2001 toward accomplishing our vision of making the virtual workplace real. Companies looking for a better way to conduct business are increasingly turning to Citrix solutions. Our strong results for 2001 show it. In the year just completed, we experienced revenue growth of more than 25 percent—despite a worldwide economic downturn. These gains are the result of hard work which penetrated more accounts and signed larger deals, expanded services such as our eLicensing program, and product innovation such as the phenomenally successful launch of Citrix MetaFrame XP. We invested in our future with the acquisition of Sequoia Software, the introduction of a new account management program and the expansion of our partner program.

In 2001, we grew both our core business and expanded our product line. We began our effort to establish ourselves as a leader in the access portal market. In 2001 we broadened beyond technology solutions to offer business solutions to customers as part of our strategy to more deeply penetrate the customer base and add more value to their businesses. In all our efforts, we built upon what we do best—giving customers the ability to access any application and information from any device over any network.

The journey that Citrix began in 2001 positions us right where we need to be in 2002 and beyond. We are well situated to give our customers flexible, manageable Windows and Web-based solutions to real-world challenges. And we are in the right spot to achieve our business goals for 2002 of further enabling the virtual workplace market and owning the leadership position in the access portal category.

For 2002, we look forward to several new initiatives—including providing more solutions to installed-base customers, establishing our new Citrix NFuse Elite access portal product in the marketplace and focusing on specific market opportunities that will help us to grow our business.

I want to thank all the people who helped us achieve the strong financial footing and industry-leading position we enjoy today; everyone from the investment community to our customers, business partners and employees. I invite all of you to stay with us as we move ahead. The vision is clear. The opportunities are waiting. At Citrix, we can't wait to take advantage of them as we continue to make the virtual workplace real.

Sincerely,

Mark B. Templeton
President and CEO

Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309
www.citrix.com
954-267-3000

Selected Consolidated Financial Data

Year Ended December 31,	2001	2000	1999	1998	1997
			(in thousands, except per share data)		
Consolidated Statements of Income Data:					
Net revenues	$ 591,629	$ 470,446	$ 403,285	$ 248,636	$ 123,933
Cost of revenues (excluding amortization, presented separately below)	29,848	29,054	14,579	16,682	12,304
Gross margin	561,781	441,392	388,706	231,954	111,629
Operating expenses:					
Research and development	67,699	50,622	37,363	22,858	6,948
Sales, marketing and support	224,108	180,384	121,302	74,855	35,352
General and administrative	85,212	58,685	37,757	20,131	10,651
Amortization of intangible assets	48,831	30,395	18,480	10,190	—
In-process research and development	2,580	—	2,300	18,416	3,950
Write-down of technology (a)	—	9,081	—	—	—
Total operating expenses	428,430	329,167	217,202	146,450	56,901
Income from operations	133,351	112,225	171,504	85,504	54,728
Interest income	42,006	41,313	25,302	10,878	10,447
Interest expense	(20,553)	(17,099)	(12,532)	(133)	—
Other expense, net	(2,253)	(1,422)	(1,549)	(777)	(553)
Income before income taxes	152,551	135,017	182,725	95,472	64,622
Income taxes	47,291	40,505	65,781	34,370	23,264
Net income	$ 105,260	$ 94,512	$ 116,944	$ 61,102	$ 41,358
Diluted earnings per share (b)	$ 0.54	$ 0.47	$ 0.61	$ 0.33	$ 0.24
Diluted weighted-average shares outstanding (b)	194,498	199,731	192,566	182,594	174,524

December 31,	2001	2000	1999	1998	1997
			(in thousands)		
Consolidated Balance Sheet Data:					
Working capital	$ 153,554	$ 427,344	$ 433,249	$ 158,900	$ 222,916
Total assets	1,208,230	1,112,573	1,037,857	431,380	282,668
Long term debt, capital lease obligations and put warrants	362,768	346,229	313,940	48	8
Stockholders' equity	647,330	592,875	533,070	297,454	196,848

(a) In the fourth quarter of 2000, the Company recorded impairment write-downs of previously acquired core technology of $9.1 million, as further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations."

(b) Diluted earnings per share and diluted weighted-average shares outstanding have been adjusted to reflect the two-for-one stock split in the form of a stock dividend declared on May 17, 1996 and paid on June 4, 1996 to holders of record of the Company's Common Stock on May 28, 1996; the three-for-two stock split in the form of a stock dividend declared on January 25, 1998 and paid on February 20, 1998 to holders of record of the Company's Common Stock on February 12, 1998; the two-for-one stock split in the form of a stock dividend declared on March 1, 1999 and paid on March 25, 1999 to holders of record of the Company's Common Stock on March 17, 1999; and the two-for-one stock split in the form of a stock dividend declared on January 19, 2000 and paid on February 16, 2000 to holders of record of the Company's Common Stock on January 31, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company develops, markets, sells and supports comprehensive corporate application and information infrastructure software and services that enable effective and efficient enterprise-wide deployment and management of applications and information, including those designed for Microsoft™ Windows® operating systems, UNIX® operating systems and for Web-based information systems. The Company's largest source of revenue consists of the MetaFrame® products and related options. The MetaFrame products, which began shipping in the second quarter of 1998, permit organizations to provide virtual access to Windows-based and UNIX applications without regard to location, network connection or type of client hardware platforms. The Company also provides portal software and services that are designed to provide personalized, secure Web-based access to a wide variety of business information from any location, device or connection. The Company markets its products through multiple direct and indirect channels such as distributors, value-added resellers and original equipment manufacturers worldwide.

On May 9, 1997, the Company and Microsoft entered into a License, Development and Marketing Agreement (as amended, the "Development Agreement"), which provides for the licensing to Microsoft of certain of the Company's multi-user software enhancements to Microsoft's Windows NT® Server and for the Windows NT Server, Terminal Server Edition and Microsoft Windows 2000 (collectively, "Windows Server Operating Systems"). The Development Agreement also provides for each party to develop its own enhancements to the jointly developed products, which may provide access to Windows Server Operating Systems base platforms from a wide variety of computing devices. In June 1998, the Company released its MetaFrame product, a Company-developed enhancement that implements the Independent Computing Architecture ("ICA®") on the Windows Server Operating Systems. In addition, Microsoft and the Company have agreed to engage in certain joint marketing efforts to promote the use of Windows Server Operating Systems-based multi-user software and the Company's ICA protocol. Pursuant to the terms of the Development Agreement, in May 1997, the Company received $75 million as a non-refundable royalty payment for engineering and support services to be rendered by the Company. Under the terms of the Development Agreement, the Company received additional payments totaling $100 million in April 1998. No additional payments are due pursuant to the Development Agreement. The initial fee of $75 million relating to the Development Agreement is being recognized ratably over the five-year term of the contract, which began in May 1997. The additional $100 million received pursuant to the Development Agreement is being recognized ratably over the remaining term of the contract, effective April 1998.

As a result of the Development Agreement, the Company continues to support the Microsoft Windows NT platform, but the MetaFrame products and later releases no longer directly incorporate Windows NT technology. The Company currently plans to continue developing enhancements to its MetaFrame products and currently expects that these products and associated options will constitute a majority of its revenues for the foreseeable future. The term of the Development Agreement expires in May 2002.

Acquisitions

The Company has acquired technology related to its strategic objectives. In July 1999 and April 2001, the Company completed the acquisitions of ViewSoft, Inc. ("ViewSoft") and Sequoia Software Corporation ("Sequoia") for approximately $33.5 million and $182.6 million, respectively.

In February 2000, the Company acquired all of the operating assets of the Innovex Group, Inc. ("Innovex") for approximately $47.8 million. At the date of acquisition, the Company paid approximately $28.9 million in consideration and closing costs. Pursuant to the acquisition agreement, the remaining purchase consideration, plus interest, was contingently payable based on future events. During 2001, these contingencies were met, resulting in approximately $16.2 million of additional purchase price and $2.9 million in compensation to the former owners. Pursuant to the acquisition agreement, payment of the contingent amounts and associated interest were made in August 2001 and February 2002 for $10.5 million and $10.7 million, respectively. There are no remaining contingent obligations.

These acquisitions were accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, *Accounting for Business Combinations*.The Company allocated the cost of the acquisitions to the assets acquired and the liabilities assumed based on their estimated fair values. Except for Innovex, the acquired intangible assets included in-process technology projects, among other assets, which were related to research and development that had not reached technological feasibility and for which there was no alternative future use.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis, management evaluates its estimates, including those that relate to product returns, multiple-element revenue arrangements, customer programs, bad debts, investments, intangible assets, income tax contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. If actual results significantly differ from management's estimates, the Company's financial condition and results of operations could be materially impacted.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company records estimated reductions to revenue for customer programs and incentive offerings including volume-based incentives and price protection. If market conditions were to decline, the Company may take actions to increase customer incentive offerings and possibly result in an incremental reduction to revenue at the time the incentive is offered. The Company also records a reduction in revenue for estimated sales returns and stock rotations. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data the Company uses to calculate these estimates does not properly reflect future returns, revenue may be misstated.

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2 (as amended by SOP 98-4 and SOP 98-9) and related interpretations, *Software Revenue Recognition.* Product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection of the resulting receivable is deemed probable at the outset of the arrangement. In the case of non-cancelable product licensing arrangements under which certain original equipment manufacturers ("OEMs") have software reproduction rights, initial recognition of revenue also requires delivery and customer acceptance of the product master or first copy. Subsequent recognition of revenues is based upon reported royalties from the OEMs. Revenue from packaged product sales to distributors and resellers is recorded when related products are shipped. Revenues from enterprise and corporate licensing arrangements are recognized when the related products are shipped and the customer has been electronically provided with the licenses that include the activation keys that allow the customer to take immediate possession of the software pursuant to an agreement or purchase order. In software arrangements that include rights to multiple software products, post-contract customer support ("PCS"), and/or other services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE"). The Company sells software and PCS separately and VSOE is determined by the price charged when each element is sold separately. Product returns and sales allowances, including stock rotations, are estimated and provided for at the time of sale. Non-recurring engineering fees are recognized ratably as the work is performed. Revenues from training and consulting are recognized when the services are performed. Service and PCS revenues from customer maintenance fees for ongoing customer support and product updates and upgrades are based on the price charged or derived value of the undelivered elements and are recognized ratably over the term of the contract, which is typically 12 to 24 months. Service revenues are included in net revenues on the face of the consolidated statements of income.

The Company adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB101") in October 2000. SAB 101 does not supersede the software industry specific revenue recognition guidance, but provides current interpretations of revenue recognition requirements. The adoption of SAB 101 did not have a significant effect on the Company's financial position or results of operations.

The Company provides for potential uncollectible accounts receivable based on customer specific information and historical collection experience. If market conditions decline, actual collection experience may not meet expectations and may result in increased bad debt expenses.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record valuation allowances against its deferred tax assets resulting in additional income tax expenses.

In assessing the recoverability of the Company's goodwill and other intangible assets, the Company must make estimates of expected future cash flows and other factors to determine the fair value of the respective assets. If these estimates and their related assumptions change in the future, the Company may be required to record impairment charges. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002 and will be required to analyze its goodwill for impairment on an annual basis. The Company does not expect to record any impairment charges as a result of the adoption of this statement.

The fair value of certain of the Company's cash equivalents and investments is dependent on the performance of the companies or funds in which the Company has invested, as well as the volatility inherent in the external markets for these investments. In assessing the potential impairment for these investments, the Company considers these factors as well as forecasted financial performance of its investees. During the year ended December 31, 2001, the Company recorded $7.7 million of losses resulting from other-than-temporary declines in fair value of certain of the Company's equity investments.

The following discussion relating to the individual financial statement captions, the Company's overall financial performance, operations and financial position should be read in conjunction with the factors and events described in "—Overview" and "—Certain Factors Which May Affect Future Results" which may impact the Company's future performance and financial position.

Results of Operations

The following table sets forth the consolidated statements of income data of the Company expressed as a percentage of net revenues and as a percentage of change from period-to-period for the periods indicated:

	Year Ended December 31, 2001	2000	1999	2001 Compared to 2000	2000 Compared to 1999
Net revenues	100.0%	100.0%	100.0%	25.8%	16.7%
Cost of revenues (excluding amortization, presented separately below)	5.1	6.2	3.6	0.3	99.3
Gross margin	94.9	93.8	96.4	27.3	13.6
Operating expenses:					
Research and development	11.4	10.8	9.3	33.7	35.5
Sales, marketing and support	37.9	38.3	30.1	24.2	48.7
General and administrative	14.4	12.5	9.4	45.2	55.4
Amortization of intangible assets	8.3	6.5	4.6	60.7	64.5
In-process research and development	0.4	—	0.5	*	*
Write-down of technology	—	1.9	—	*	*
Total operating expenses	72.4	70.0	53.9	30.2	51.5
Income from operations	22.5	23.8	42.5	18.8	(34.6)
Interest income	7.1	8.8	6.3	1.7	63.3
Interest expense	(3.5)	(3.6)	(3.1)	20.2	36.4
Other expense, net	(0.3)	(0.3)	(0.4)	58.4	(8.2)
Income before income taxes	25.8	28.7	45.3	13.0	(26.1)
Income taxes	8.0	8.6	16.3	16.8	(38.4)
Net income	17.8%	20.1%	29.0%	11.4	(19.2)

*not meaningful.

Net Revenues. The Company's operations consist of the design, development, marketing and support of corporate application and information infrastructure software and services for enterprise-wide deployment and management of applications and information. Previously, the company presented revenues in the following five categories: Application Servers, Management Products, Computing Appliances Products, Microsoft Royalties and Services and Other Revenue. Application Servers revenue primarily represented fees related to the licensing of the Company's MetaFrame products, Subscription Advantage, the Company's terminology for PCS, and additional user licenses. Management Products consisted of load balancing services, resource management services and other options. Computing Appliances Products revenue consisted of license fees and royalties from OEMs who are granted a license to incorporate and/or market the Company's multi-user technologies in their own product offerings. Microsoft Royalties represented fees recognized in connection with the Development Agreement. Services and Other Revenue consisted primarily of customer support, as well as consulting in the delivery of implementation services and systems integration solutions.

Certain of the Company's software management products such as load balancing services and resource management services, traditionally included in Management Products, have been bundled into the MetaFrame XP™ products introduced in the first quarter of 2001. As a result, the Company has reclassified net revenues into the following three categories as presented below: License Revenue, Services Revenue, and Royalty Revenue. License Revenue primarily represents fees related to the licensing of the Company's MetaFrame products, Subscription Advantage, additional user licenses, unbundled management products (such as load balancing services and resource management services), and license fees from OEMs who are granted a license to incorporate and/or market the Company's multi-user technologies in their own product offerings. Services Revenue consists primarily of customer support and consulting in the delivery of implementation services and systems integration solutions. Royalty Revenue represents the fees recognized in connection with the Development Agreement.

The increase in net revenues in 2001 was primarily attributable to an increase in License Revenue resulting from an increase in the number of MetaFrame licenses sold for Windows operating systems, specifically due to market acceptance of the Company's MetaFrame XP family of products introduced in February 2001. The Company expects that License Revenues will continue to represent a large percentage of net revenues. The increase in net revenues in 2001 was also due to an increase in Services Revenue due primarily to an increase in larger scale corporate and enterprise licensing arrangements that typically require professional services to ensure successful implementation of Citrix technologies. The revenue from the Development Agreement with Microsoft will terminate in May 2002 upon the expiration of the term of the Development Agreement.

The increase in net revenues in 2000 was primarily attributable to an increase in License Revenue resulting from an increase in the number of MetaFrame licenses sold. This increase was partially offset by a decrease in revenue from the WinFrame® product line. WinFrame is the Company's Windows application server software based on Windows NT 3.51. The increase in net revenues in 2000 was also due to an increase in the volume of shipments of certain management products included in License Revenue, specifically, load balancing services and resource management services, and to a lesser extent an increase in Services Revenue due to additional consulting revenue resulting from the Company's corporate and enterprise customers and initiatives utilizing personnel acquired in the Innovex acquisition.

An analysis of the Company's net revenue is presented below:

	Year Ended December 31, 2001	2000	1999	Revenue Growth 2000 to 2001	Revenue Growth 1999 to 2000
License Revenue	86.4%	85.0%	86.2%	27.7%	15.1%
Services Revenue	6.9	6.5	3.9	33.8	93.0
Royalty Revenue	6.7	8.5	9.9	(0.2)	0.2
Net Revenues	100.0%	100.0%	100.0%	25.8	16.7

International and Segment Revenues. International revenues (sales outside of the United States) accounted for approximately 48.0%, 40.3% and 38.7% of net revenues for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in international revenues as a percentage of net revenues was primarily due to the Company's increased sales and marketing efforts and continued demand for the Company's products in Europe and Asia, as well as the economic impact of slower IT spending in the United States during 2001. The Company is unable to determine if slower IT spending will continue in the United States during 2002.

Geographic segment revenues have notably increased in the Asia-Pacific segment, particularly due to increased sales in Japan, and in the EMEA segment, particularly due to increased sales in Europe. The increased market acceptance overseas during 2001 represents the result of the Company's investment in global operations and development of international markets over the past two years. The Company currently anticipates that international revenues will account for an increasing percentage of net revenues in the future as the Company continues to invest in overseas markets. For additional information on international revenues, please refer to Note 12 to the Company's Consolidated Financial Statements appearing in this Annual Report.

An analysis of geographic segment net revenue is presented below:

	Year Ended December 31, 2001	2000	1999	Revenue Growth 2000 to 2001	Revenue Growth 1999 to 2000
Americas (1)	48.9%	52.8%	53.0%	16.4%	16.3%
EMEA (2)	36.6	33.7	32.1	36.6	22.4
Asia-Pacific	7.8	5.0	5.0	95.8	16.2
Other (3)	6.7	8.5	9.9	(0.2)	0.2
Consolidated net revenues	100.0%	100.0%	100.0%	25.8	16.7

(1) The Americas segment is comprised of the United States, Canada and Latin America.

(2) Defined as Europe, Middle East and Africa.

(3) Represents royalty fees in connection with the Development Agreement.

The Company currently expects to continue investing in international markets and expanding its international operations by establishing additional foreign locations, hiring personnel, expanding its international sales force and adding new third party channel partners. International revenues may fluctuate in future periods as a result of difficulties in staffing, dependence on an independent distribution channel, competition, variability of foreign economic and political conditions and changing restrictions imposed by regulatory requirements, localized product release timing and related issues of marketing such products in foreign countries.

Cost of Revenues. Cost of revenues consisted primarily of compensation and other personnel-related costs for consulting services, as well as, the cost of royalties, product media and duplication, manuals, packaging materials and shipping expense. All development costs incurred in connection with the Development Agreement are expensed as incurred and are reported as cost of revenues. The Company's cost of revenues exclude amortization of core technology. The increases in cost of revenues for 2001 and 2000 was due to the overall increase in packaged product sales and increases in compensation and other costs of providing services revenues. These increases were offset in part by a reduction of the level of inventory necessary to fulfill customer orders due to increased market acceptance of corporate and enterprise licenses. As previously mentioned, corporate and enterprise license sales are typically fulfilled with a nominal level of product media and the licenses are delivered electronically. The cost of fulfilling such sales is less than traditional packaged product sales, thereby reducing costs of revenues as a percentage of revenue.

Gross Margin. The increase in gross margin as a percentage of net revenue from 2000 to 2001 was primarily due to larger reserves for obsolete inventory recorded in 2000. To a lesser extent, this increase was also due to an increase in sales of corporate and enterprise licensing, which have a higher gross margin versus traditional packaged product as a percentage of product revenue. The Company currently anticipates that gross margin as a percentage of net revenues will remain relatively stable as compared with current levels. However, gross margins may fluctuate from time to time based on these factors.

The decrease in gross margin as a percentage of net revenues from 1999 to 2000 was primarily due to obsolescence charges and the impact of higher consulting services revenue, which has a lower gross profit margin than that associated software licenses. The identified obsolete inventory was destroyed in 2000.

Research and Development Expenses. Research and development expenses consisted primarily of personnel-related costs. All development costs included in the research and development of software products and enhancements to existing products have been expensed as incurred except for certain intangible assets related to the acquisitions described herein. Increases in research and development expenses in 2001 and 2000 resulted primarily from additional staffing, associated salaries and related expenses. The increase in 2001 was also due to costs incurred for third party software and external consultants and developers used to expand and enhance the Company's product lines, including feature releases of MetaFrame and research and development efforts on anticipated future product offerings.

Sales, Marketing and Support Expenses. The increase in sales, marketing and support expenses in 2001 and 2000 resulted primarily from increased personnel for sales, services and marketing and associated salaries, commissions and related expenses in order to increase the Company's sales, consulting and marketing efforts. Included in such marketing efforts in 2001 was the Company's expansion of its end-customer sales force in connection with marketing its products to large corporate enterprise accounts. The increase was also due to a higher level of marketing programs directed at customer and business partner acquisition and retention, and additional promotional activities related to specific products, such as MetaFrame XP introduced in February 2001.

General and Administrative Expenses. Increases in general and administrative expenses in 2001 and 2000 resulted primarily from increased staff, associated salaries and related expenses necessary to support overall increases in the scope of the Company's operations. The increase during 2001 was also due to increased depreciation from the Company's enterprise resource planning system implemented in 2001, as well as the reallocation of certain overhead costs from other departments into certain general and administrative cost centers and an increase in consulting and accounting fees. The increase in 2000 was also due to an increase in legal fees relating to litigation and general corporate matters.

Amortization of Intangible Assets. The increases in amortization of goodwill and identifiable intangible assets in 2001 and 2000 are primarily due to the acquisitions of ViewSoft in July 1999, Innovex in February 2000 and Sequoia in April 2001. These acquisitions resulted in additional goodwill and identifiable intangible assets of approximately $31.1 million, $26.7 million and $169.9 million, respectively, at their respective dates of acquisition. Additionally, for 2001, the increase was also due to additional goodwill of approximately $16.2 million associated with purchase price contingencies related to the acquisition of Innovex. As of December 31, 2001, the Company had net goodwill and identifiable intangible assets of $185.9 million, associated with these transactions.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, which were adopted by the Company on July 1, 2001 and January 1, 2002, respectively. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to an annual impairment test. Other intangibles will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. At the date of adoption, the Company had unamortized goodwill, including acquired work force, in the amount of $152.4 million, which will not be amortized in the future and which will be subject to the annual impairment test of SFAS 142. At January 1, 2002, the Company had unamortized identified intangibles with estimable useful lives in the amount of $36.6 million, which will continue to be amortized in accordance with the provisions of SFAS 141 and 142. For the quarter ended March 31, 2002, the Company expects to record amortization expense of approximately $3.5 million related to these assets. The Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and does not anticipate an impairment charge during 2002 upon the adoption of this statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Which May Affect Future Results."

In-Process Research and Development. In 1999, the Company completed the acquisition of certain in-process software technologies from ViewSoft, in which it allocated $2.3 million of the purchase price to in-process research and development ("IPR&D"). In April 2001, the Company acquired Sequoia, of which $2.6 million of the purchase price was allocated to IPR&D. The amounts allocated to IPR&D in the respective acquisitions had not reached technological feasibility, had no alternative future use and were written off at the acquisition dates.

The Company's efforts with respect to the acquired technologies currently consist of integration work and any associated design, development or rework that may be required to support the integration of the technologies into the Company's anticipated future product offerings. The nature of the efforts required to develop and integrate the acquired in-process technology into commercially viable products or features and functionalities within the Company's suite of existing products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the products can be produced to meet design requirements, including functions, features and technical performance requirements. The Company currently expects that it will successfully develop products utilizing the acquired in-process technology, but there can be no assurance that commercial viability of any of these products will be achieved. Furthermore, future developments in the software industry, particularly in the server-based computing environment, changes in technology, changes in other products and offerings or other developments may cause the Company to alter or abandon product plans.

Write-Down of Technology. The Company periodically reviews its goodwill and other intangible assets to determine if any impairment exists. In June 1998, the Company completed its acquisition of APM Ltd. ("APM"). The acquired core technology consisted primarily of a Java™ software product that would operate in a MetaFrame server environment. At the time of the acquisition, it was anticipated that there was a growing demand for Java client applications. Since the acquisition, the market has not developed as originally anticipated. In the second quarter of 2000, management changed the Java application server product to a Java Performance Pack product, which adds performance enhancements and management tools to other Citrix products. By the fourth quarter of 2000, the Company had developed a Java Performance Pack and was assessing the market demand for this technology. As of December 31, 2000, the Company did not believe that there were sufficient projected cash flows to support the net book value of the core technology associated with the APM acquisition. In addition, the Company determined that there was no alternative future use for the acquired technology. As a result, the Company recorded a write-down of $7.3 million, representing the net book value of the APM core technology as of December 31, 2000.

In July 1998, the Company completed its acquisition of VDOnet Corporation Ltd. ("VDOnet"). The acquired core technology consisted primarily of the ICA Video Services project which allowed video applications and applications containing videos to be viewed on an ICA client. Subsequent development efforts resulted in the VideoFrame™ 1.0 product, which was shipped in the third quarter of 1999, but has resulted in few sales to end-customers. Since the acquisition, the Company has explored alternative uses for the acquired technology. By the third quarter of 2000, the Company was exploring uses related primarily to delivering video applications in a server-based computing environment and video streaming with ICA devices. In the fourth quarter of 2000, the Company reviewed potential modifications to its cash flow projections based on identified alternative uses for the technology. As a result of its evaluation, the Company did not believe that there were sufficient projected cash flows to support the carrying value of the core technology. As a result, the Company recorded a write-down of $1.8 million, representing the net book value of the VDOnet core technology as of December 31, 2000.

Interest Income. Interest income increased in 2001 as compared to 2000 principally from the Company changing the composition of its investment portfolio in the fourth quarter of 2000 from tax-exempt and taxable to predominantly taxable securities, partially offset by a decrease in interest rates during 2001. The increase in 2000 was primarily due to the full year effect of interest earned on the invested net proceeds from the issuance of the zero coupon convertible subordinated debentures in March 1999 and interest from the increase in cash from operations.

Interest Expense. The increase in interest expense for 2001 as compared to 2000 was primarily due to interest on contingent payments associated with the Innovex acquisition, as well as the accretion of the original issue discount related to the zero coupon convertible subordinated debentures issued in March 1999. The increase in interest expense in 2000 compared to 1999 was due primarily to accretion of the original issue discount related to the convertible subordinated debentures.

Other Expense, Net. The change in other expense, net for 2001 compared to 2000 was the result of $7.7 million of losses recorded in 2001 resulting from other-than-temporary declines in the fair value of certain of the Company's equity investments, as well as approximately $2.4 million of foreign exchange losses partially offset by realized gains of $8.0 million associated with purchases and sales of available-for-sale securities and associated contracts.

Income Taxes. The increase in the effective tax rate from 30% in 2000 to 31% in 2001 resulted primarily from non-deductible goodwill associated with the acquisition of Sequoia offset in part by a rate decrease resulting from increased foreign earnings which were taxed at lower foreign tax rates. In July 1999, the Company changed its organizational structure whereby it moved certain operational and administrative processes to overseas subsidiaries. The repositioning resulted in foreign earnings being taxed at lower foreign tax rates, as the Company's foreign earnings are considered permanently reinvested overseas. As a result of these organizational changes, the Company's effective tax rate decreased to 30% in 2000 from 36% in 1999.

Liquidity and Capital Resources

During 2001, the Company generated positive operating cash flows of $229.8 million related primarily to net income of $105.3 million, adjusted for non-cash items including tax benefits from the exercise of non-statutory stock options and disqualifying dispositions of incentive stock options of $28.0 million, depreciation and amortization expenses of $79.6 million, provisions for product returns of $22.5 million (primarily due to the Company's stock rotation program) and the accretion of original issue discount and amortization of financing costs on the Company's convertible subordinated debentures of $17.9 million. These cash inflows were partially offset by an aggregate decrease in cash flow from operating assets and liabilities of $39.4 million. Cash used in investing activities of $382.2 million related primarily to net cash paid for acquisitions (primarily in connection with the acquisition of Sequoia), of $183.8 million, the net purchase of investments of $137.9 million and $60.6 million for the purchase of property and equipment and costs associated with the Company's enterprise resource planning ("ERP") system implementation. Approximately $11.9 million has been capitalized through December 31, 2001 related to the Company's ERP system and no future capital expenditures are planned in connection with the Company's ERP system. Cash used in financing activities of $83.0 million related primarily to the expenditure of $210.2 million for stock repurchase programs, partially offset by the proceeds from the issuance of common stock under the Company's stock option plans of $117.4 million and $12.0 million generated from premiums received upon sale of put warrants.

During 2000, the Company generated positive operating cash flows of $243.2 million related primarily to net income of $94.5 million, adjusted for non-cash items including tax benefits from the exercise of non-statutory stock options and disqualifying dispositions of incentive stock options of $63.9 million, depreciation and amortization expenses of $50.2 million, and provisions for product returns and inventory obsolescence of $34.8 million (primarily due to the Company's stock rotation program). These cash inflows were partially offset by an aggregate decrease in cash flow from operating assets and liabilities of $26.6 million. Cash used in investing activities of $1.8 million for 2000 related primarily to the expenditure of $43.5 million for the purchase of computer equipment, leasehold improvements and office equipment to support the Company's growth and expansion, and net cash paid for acquisitions, primarily Innovex, of $30.1 million, partially offset by cash inflows from the net sale of investments totaling $73.2 million. Cash used in financing activities of $82.6 million related primarily to the expenditure of $157.9 million for stock repurchase programs, partially offset by $70.5 million from the issuance of common stock under the Company's stock option and employee stock purchase plans and $4.9 million generated from premiums charged in the sale of put warrants.

At December 31, 2001, the Company's working capital was $153.6 million compared to $427.3 million at December 31, 2000. The decrease in working capital is primarily due to a shift of cash and investments from short to long-term investments.

At December 31, 2001, the Company had $65.0 million in accounts receivable, mostly due under normal 30-day payment terms, net of allowances. The increase in accounts receivable compared to 2000 is primarily attributed to the increase in the Company's revenues. From time to time, Citrix may maintain individually significant accounts receivable balances from its distributors or customers, which are comprised of large business enterprises, governments and small and medium-sized businesses. If the financial condition of its distributors or customers deteriorates, the Company's operating results could be adversely affected. One such distributor accounted for approximately 14% of accounts receivable as of December 31, 2001. In 2000, this distributor accounted for 17% of accounts receivable. During these periods, no other distributor or customer accounted for more than 10% of accounts receivable.

At December 31, 2001, the Company had $746.7 million in cash and investments, including $139.7 million in cash and cash equivalents. The Company's cash and cash equivalents are generally invested in investment grade, highly liquid securities to minimize interest rate risk and allow for flexibility in the event of immediate cash needs. The Company's short and long-term investments consist primarily of corporate securities, municipal securities and commercial paper. The Company's investments are classified as available-for-sale or as held-to-maturity; therefore, the Company does not recognize changes in the fair value of these investments in earnings unless a decline in the fair value of the investments is other-than-temporary. From time to time, the Company makes equity investments that are accounted for under the cost method due to the limited extent of the Company's ownership interest and lack of the Company's ability to exert significant influence over the investees. As of December 31, 2001 and 2000, such investments were recorded at the lower of cost or estimated net realizable value. During 2001, the Company recorded $7.7 million of losses resulting from other-than-temporary declines in fair value of certain of the Company's equity investments. At December 31, 2001, the Company's remaining equity investments were not material.

The Company leases a significant portion of its worldwide facilities under non-cancelable operating leases. Future payments due under these non-cancelable operating leases are $20.8 million, $18.4 million, $14.7 million, $13.4 million and $11.6 million for the years ending December 31, 2002, 2003, 2004, 2005, and 2006, respectively. Thereafter, payments due total $76.6 million.

During 2001, the Company purchased Sequoia for approximately $182.6 million in cash. In order to improve the overall credit quality and rebalance the short and long-term maturity of its investment portfolio subsequent to the cash expenditure, the Company sold corporate debt securities previously designated as held-to-maturity and purchased higher credit quality corporate debt securities with interest rates that reset quarterly. Additionally, during 2001, the Company terminated a forward bond purchase agreement previously designated as a hedge of forecasted purchases of corporate security investments. The sale of securities and the termination of the forward bond purchase agreement resulted in a realized gain of approximately $8.0 million, which is included in other expense, net on the accompanying consolidated statements of income.

In March 1999, the Company sold $850 million principal amount at maturity of its zero coupon convertible subordinated debentures (the "Debentures") due in March 2019, in a private placement. The Debentures were priced with a yield to maturity of 5.25% and resulted in net proceeds to the Company of approximately $291.9 million, net of original discount and net of debt issuance costs of $9.6 million. Except under limited circumstances, no interest will be paid prior to maturity. The Debentures are convertible at the option of the security holder at any time on or before the maturity date at a conversion rate of 14.0612 shares of the Company's Common Stock for each $1,000 principal amount at maturity of the Debentures, subject to adjustment in certain events. The Company may redeem the Debentures on or after March 22, 2004, and holders may require the Company to repurchase the Debentures, on fixed dates and at set redemption prices (equal to the issue price plus accrued original discount), beginning on March 22, 2004. The Company's investment program considered the possible redemption of the Debentures in 2004, and it is the current intention of the Company to maintain sufficient liquidity in the event that redemption is required, or the Debentures are otherwise repurchased at the Company's option.

In December 2000, the Company invested $158.1 million in a trust ("Trust") managed by an investment advisor. The Company's investment comprises all of the Trust's assets. The Trust assets primarily consist of AAA-rated zero-coupon corporate securities that mature on March 22, 2004. The Trust entered into a credit risk swap agreement with the investment advisor, which effectively increased the yield on the Trust assets and for which value the Trust assumed the credit risk of ten investment-grade companies. The effective yield of the Trust, including the credit risk swap agreement, is 6.72% and the principal balance will accrete to $195 million in March 2004. In addition, in November 2001, the Company entered into an interest rate swap agreement with a notional amount of approximately $175 million which has the effect of converting a like amount of floating rate notes in the Company's investment portfolio to a synthetic zero coupon investment due in March 2004 with a maturity value of approximately $190 million. The Company believes that the combined proceeds of these investment transactions will be sufficient to substantially fund the redemption of the Debentures in 2004, if required.

In October 2000, the Board of Directors approved a program authorizing the Company to repurchase up to $25 million of the Debentures in open market purchases. As of December 31, 2001, 4,500 units of the Company's Debentures representing $1.8 million in principal amount at maturity, had been repurchased under this program for $2.1 million. The Board of Directors' limited authorization to repurchase Debentures allows the Company to repurchase Debentures when market conditions are favorable.

On April 15, 1999, the Board of Directors approved a stock repurchase program authorizing the repurchase of up to $200 million of the Company's Common Stock. On April 26, 2001, the Board of Directors increased the scope of the repurchase program by authorizing the Company to repurchase up to $400 million of the Company's Common Stock (inclusive of the $200 million approved in April 1999). In January 2002, the Board of Directors authorized an additional $200 million of repurchase authority under the program, bringing the aggregate amount authorized for repurchase to $600 million. The objective of the Company's stock repurchase program is to minimize the dilutive effect of its stock option programs.

Pursuant to the Company's stock repurchase program, the Company is authorized to make open market purchases. Purchases will be made from time to time in the open market and paid out of general corporate funds. During 2001 and 2000, the Company purchased 3,135,500 and 2,750,000 shares, respectively, of outstanding Common Stock on the open market for approximately $90.7 million and $57.9 million, respectively. These shares have been recorded as treasury stock.

Additionally, pursuant to the stock repurchase program, the Company entered into two agreements, with a single counterparty in private transactions to purchase approximately 7.3 million shares of the Company's Common Stock at various times through December 2003. Pursuant to the terms of the agreements, $100 million was paid to the counterparty in 2000 and $50 million was paid in 2001. The ultimate number of shares repurchased will depend on market conditions. During 2001 and 2000, the Company repurchased 2,307,450 shares and 1,067,108 shares, respectively, under this agreement at a total cost of $50.3 million and $18.2 million, respectively. The shares have been recorded as treasury stock.

In connection with the Company's stock repurchase program, in October 2000, the Board of Directors approved a program authorizing the Company to sell put warrants that entitle the holder of each warrant to sell to the Company, generally by physical delivery, one share of the Company's Common Stock at a specified price. During 2001, the Company sold 3,190,000 put warrants at an average strike price of $28.95 and received premium proceeds of $12.0 million. During 2001, the Company paid $69.5 million for the purchase of 2,190,000 shares upon the exercise of outstanding put warrants, while 1,000,000 put warrants expired unexercised. The Common Shares purchased upon exercise of these put warrants have been recorded as treasury stock. As of December 31, 2001, 1,300,000 put warrants were outstanding, and expired or will expire on various dates between January and March 2002, with exercise prices ranging from $20.75 to $26.42. As of December 31, 2001, the Company has a total potential repurchase obligation of approximately $30.8 million associated with the outstanding put warrants, of which $16.6 million is classified as a put warrant obligation on the consolidated balance sheet. The remaining $14.2 million of outstanding put warrants permit a net-share settlement at the Company's option and do not result in a put warrant obligation on the consolidated balance sheet. The outstanding put warrants classified as a put warrant obligation on the consolidated balance sheet will be reclassified to stockholders' equity when the warrant is exercised or when it expires. Under the terms of the put warrant agreements, the Company must maintain certain levels of cash and investments balances. As of December 31, 2001, the Company had approximately $246.7 million of cash and investments in excess of those required levels.

During 2001 and 2000, the Company expended an aggregate of $198.2 million and $153.0 million, net of put warrant premiums received, respectively, under all stock repurchase transactions.

On April 30, 2001, the Company completed the acquisition of Sequoia, a provider of XML-pure portal software, for approximately $182.6 million in cash, including approximately $2.7 million in transaction costs, all of which were paid during 2001. The acquisition was accounted for as a purchase.

In February 2000, the Company acquired all of the operating assets of Innovex for approximately $47.8 million. At the date of acquisition, the Company paid approximately $28.9 million in consideration and closing costs. Pursuant to the acquisition agreement, the remaining purchase consideration, plus interest, was contingently payable based on future events. During 2001, these contingencies were met, resulting in approximately $16.2 million of additional purchase price and $2.9 million in compensation to the former owners. Pursuant to the acquisition agreement, payment of the contingent amounts and associated interest were made in August 2001 and February 2002 for $10.5 million and $10.7 million, respectively. There are no remaining contingent obligations.

During 2001 and 2000, a significant portion of the Company's cash inflows were generated by operations. Although the Company believes existing cash and investments together with cash flow expected from operations will be sufficient to meet operating and capital expenditures requirements through 2002, there can be no assurance that future operating results will not vary if the Company experiences a decrease in customer demand or acceptance of future product offerings. The Company may from time to time seek to raise additional funds through public or private offerings of debt or equity securities. There can be no guarantee that such financings will be available when needed or desired or that, if available, such financings will be at terms favorable to the Company or its stockholders. The Company continues to search for suitable acquisition candidates and may acquire or make investments in companies it believes are related to its strategic objectives. Such investments may reduce the Company's available working capital.

Certain Factors Which May Affect Future Results

The Company's operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information that involves risks and uncertainties. In particular, statements contained in this Annual Report, and in the documents incorporated by reference into this Annual Report, that are not historical facts, including, but not limited to statements concerning new prospects, goals, products, product pricing, hiring and marketing plans, license revenues, development of the MetaFrame enhancements and the contribution of MetaFrame to license revenues, the Development Agreement, growth of international revenues, investments in foreign operations and markets, reinvestment of foreign earnings, gross margins, goodwill, intangible assets, impairment charges, amortization, in-process research and development, obsolescence of acquired technologies, anticipated operating and capital expenditure requirements, upgrading of Company's systems, acquisitions, debt redemption obligations, stock repurchases, and potential debt or equity financings constitute forward-looking statements and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are neither promises nor guarantees. The Company's actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report, in the documents incorporated by reference into this Annual Report or presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect upon the Company's business, results of operations and financial condition.

Reliance Upon Strategic Relationship with Microsoft. Microsoft is the leading provider of desktop operating systems. The Company depends upon the license of key technology from Microsoft, including certain source and object code licenses and technical support. The Company also depends upon its strategic alliance agreement with Microsoft pursuant to which the Company and Microsoft have agreed to cooperate to develop advanced operating systems and promote Windows application program interfaces. The Company's relationship with Microsoft is subject to the following risks and uncertainties, which individually, or in the aggregate, could cause a material adverse effect in the Company's business, results of operations and financial condition:

- *Competition with Microsoft.* Microsoft Windows NT Server, Terminal Server Edition and Microsoft Windows 2000 (collectively "Windows Server Operating Systems") are, and future product offerings by Microsoft may be, competitive with the Company's current MetaFrame products, and any future product offerings by the Company.
- *Expiration of Microsoft's Endorsement of the ICA Protocol.* Microsoft's obligation to endorse only the Company's ICA protocol as the preferred method to provide multi-user Windows access for devices other than Windows clients expired in November 1999. Microsoft may market or endorse other methods to provide multi-user Windows access to non-Windows client devices, including Microsoft's Remote Desktop Protocol ("RDP").
- *Dependence on Microsoft for Commercialization.* The Company's ability to successfully commercialize certain of its MetaFrame products depends on Microsoft's ability to market Windows Server Operating Systems products. The Company does not have control over Microsoft's distributors and resellers and, to the Company's knowledge, Microsoft's distributors and resellers are not obligated to purchase products from Microsoft.
- *Product Release Delays.* There may be delays in the release and shipment of future versions of Windows Server Operating Systems.
- *Termination of Development Agreement Obligations.* The Company's Development Agreement with Microsoft expires in May 2002. Upon expiration, Microsoft may change its Windows Server Operating Systems to render them inoperable with the Company's MetaFrame product offerings. Further, upon termination of the Development Agreement, Microsoft may help third parties compete with the Company's MetaFrame products. Finally, future product offerings by Microsoft may not provide for interoperability with the Company's products. The lack of interoperability between present or future Microsoft products and the Company's products could cause a material adverse effect on the Company's business, results of operations and financial condition.
- *Termination of Development Agreement Revenues.* Upon the expiration of the Company's Development Agreement with Microsoft, the Company will no longer recognize any royalty revenue from the Development Agreement.

There can be no assurances that the Company's agreements with Microsoft will be extended or renewed by Microsoft upon their expirations or that, if renewed or extended, such agreements will be on terms favorable to the Company or its stockholders.

Fluctuations in Economic and Market Conditions. The demand for the Company's products depends in part upon the general demand for computer hardware and software, which fluctuates based on numerous factors, including capital spending levels, the spending levels and growth of the Company's current and prospective customers and general economic conditions. Fluctuations in the demand for the Company's products could have an adverse effect on the Company's business, financial condition and results of operations. In addition, the impact of slower IT spending in the future, if any, could impact the Company's business, financial condition and results of operations.

The Company's short and long-term investments with various financial institutions are subject to risks inherent with fluctuations in general economic and market conditions. Such fluctuations could cause an adverse effect in the value of such investments and could even result in a total loss of certain of the Company's investments. A total loss of one or more investments could result in an adverse effect on the Company's results of operations and financial position.

New Products and Technological Change. The markets for the Company's products are relatively new and are characterized by:

- rapid technological change;
- evolving industry standards;
- changes in end-customer requirements; and
- frequent new product introductions and enhancements.

These market characteristics will require the Company to continually enhance its current products and develop and introduce new products to keep pace with technological developments and respond to evolving end-customer requirements. As is common in the computer software industry, the Company may experience delays in the introduction of new products. Moreover, the Company may experience delays in market acceptance of any new products or new releases of its current products. Additionally, the Company and others may announce new product enhancements or technologies that could replace or shorten the life cycle of the Company's existing product offerings. For example, there can be no guarantee that the Company's development-stage channel-ready portal software product, NFuse Elite, will be introduced when anticipated or desired by the Company, or that upon introduction, NFuse Elite will be accepted by the Company's channel and strategic partners, customers or prospective customers. There can be no assurance that the Company will be able to respond effectively to technological changes or new product announcements by others. If the Company experiences material delays or sales shortfalls with respect to new products or new releases of its current products, such delays and shortfalls could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company believes it will incur additional costs and royalties associated with the development, licensing or acquisition of new technologies or enhancements to existing products. This will increase the Company's cost of revenues and operating expenses. The Company cannot currently quantify such increase with respect to transactions that have not occurred. The Company may use a substantial portion of its cash and investments to fund these additional costs.

The Company believes that it will continue to rely, in part, on third party licensing arrangements to enhance and differentiate the Company's products. Such licensing arrangements are subject to a number of risks and uncertainties such as undetected errors in third party software, disagreement over the scope of the license and other key terms, such as royalties payable, and infringement actions brought by third party licensees. In addition, the loss or inability to maintain any of these third party licenses could result in delays in the shipment or release of the Company products, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company may need to hire additional personnel to develop new products, product enhancements and technologies and to fulfill the Company's responsibilities under the terms of the Development Agreement. If the Company is unable to add the necessary staff and resources, future enhancement and additional features to its existing or future products may be delayed, which may have a material adverse effect on the Company's business, results of operations and financial condition.

In January 2002, the Company adopted SFAS No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. As a result, the Company no longer amortizes goodwill and intangible assets deemed to have indefinite lives. However, the Company will continue to have amortization related to certain product and core technologies, trademarks, patents and other intangibles, and the Company must evaluate its intangible assets, including goodwill, at least annually for impairment. If the Company determines that any of its intangible assets are impaired, the Company will be required to take a related charge to earnings.

Furthermore, at January 1, 2002, the Company had unamortized identified intangibles with estimable useful lives in the amount of $36.6 million, of which $34.0 million consists of product and core technology purchased by the Company in its acquisition of Sequoia. The Company currently intends to commercialize such technology through its new access portal line of products that includes NFuse Elite. If the Company's new access portal line of products is not accepted by the Company's channel and strategic partners, customers or prospective customers, the Company may determine that the value of such purchased technology is impaired and may be required to take a related charge of earnings. Such a charge to earnings could result in a material adverse effect on the Company's results of operations and financial condition.

Competition. The markets in which the Company competes are intensely competitive. Certain of its competitors and potential competitors, including Microsoft and Novell, Inc., have significantly greater financial, technical, sales and marketing and other resources than the Company. The announcement of the release and the actual release of products competitive with the Company's existing and future product lines, such as Windows Server Operating Systems and related enhancements, could cause existing and potential customers of the Company to postpone or cancel plans to license the Company's products. This would adversely impact the Company's business, operating results and financial condition. Further, the Company's ability to market ICA, MetaFrame and other future product offerings may be affected by Microsoft's licensing and pricing scheme for client devices implementing the Company's product offerings, which attach to Windows Server Operating Systems.

In addition, alternative products exist for Web applications in the Internet software market that directly or indirectly compete with the Company's current products and anticipated future product offerings. Existing or new products that extend Internet software to provide database access or interactive computing (including but not limited to, Microsoft products) can materially impact the Company's ability to sell its products in this market. As markets for the Company's products continue to develop, additional companies, including companies with significant market presence in the computer hardware, software and networking industries may enter the markets in which the Company competes and further intensify competition. Competitors in this market include Microsoft, AOL Time Warner, ORACLE, Sun Microsystems and other makers of Web server application and browser software. Finally, although the Company believes that price has historically been a less significant competitive factor than product performance, reliability and functionality, the Company believes that price competition may become more significant in the future. The Company may not be able to maintain its historic prices and margins, and any inability to do so could adversely affect its business, results of operations and financial condition.

Dependence Upon Strategic Relationships. In addition to its relationship with Microsoft, the Company has strategic relationships with IBM, Compaq, Hewlett-Packard and others. The Company depends upon its strategic partners to successfully incorporate the Company's technology into their products and to market and sell such products. If the Company is unable to maintain its current strategic relationships or develop additional strategic relationships, or if any of its key strategic partners are unsuccessful at incorporating the Company's technology into their products or marketing or selling such products, the Company's business, operating results and financial condition could be materially adversely affected.

Dependence on Proprietary Technology. The Company relies primarily on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect its proprietary rights. The Company's efforts to protect its proprietary technology rights may not be successful. The loss of any material trade secret, trademark, trade name, or copyright could have a material adverse effect on the Company. Despite the Company's precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to obtain and use information regarded as proprietary. A significant portion of the Company's sales are derived from the licensing of its packaged products under "shrink wrap" license agreements that are not signed by licensees and electronic licensing agreements that may be unenforceable under the laws of certain foreign jurisdictions. In addition, the Company's ability to protect its proprietary rights may be affected by the following:

- *Differences in International Law.* The laws of some foreign countries do not protect the Company's intellectual property to the same extent as do the laws of the United States and Canada.
- *Third Party Infringement Claims.* Third parties may assert infringement claims against the Company in the future. This may result in costly litigation or require the Company to obtain a license to intellectual property rights of such third parties. Such licenses may not be available on reasonable terms or at all.

Product Concentration. The Company anticipates that its MetaFrame product line and related enhancements will constitute the majority of its revenue for the foreseeable future. The Company's ability to generate revenue from its MetaFrame product will depend upon market acceptance of Windows Server Operating Systems and/or UNIX Operating Systems. Declines in demand for products based on MetaFrame technology may occur as a result of new competitive product releases, price competition, new products or updates to existing products, lack of success of the Company's strategic partners, technological change or other factors.

Need to Attract and Penetrate Large Enterprise Customers. The Company intends to expand its ability to reach and penetrate large enterprise customers by adding channel partners and expanding its offering of consulting services. The Company's inability to attract and penetrate large enterprise customers could have a material adverse effect on its business, operating results and financial condition. Large enterprise customers usually request special pricing and generally have longer sales cycles, which could negatively impact the Company's revenues. Additionally, as the Company attempts to attract and penetrate large enterprise customers, it may need to increase corporate branding activities, which will increase the Company's operating expenses, but may not proportionally increase its operating revenues.

Need to Expand Channels of Distribution. The Company intends to leverage its relationships with hardware and software vendors and systems integrators to encourage them to recommend or distribute the Company's products. In addition, an integral part of the Company's strategy is to expand its ability to reach large enterprise customers by adding channel partners and expanding its offering of consulting services. The Company is currently investing, and intends to continue to invest, significant resources to develop these channels, which could reduce the Company's profits.

Reliance Upon Indirect Distribution Channels and Major Distributors. The Company relies significantly on independent distributors and resellers for the marketing and distribution of its products. The Company does not control its distributors and resellers. Additionally, the Company's distributors and resellers are not obligated to purchase products from the Company and may also represent other lines of products. Further, the Company may maintain individually significant accounts receivable balances with certain distributors. For example, one such distributor accounted for approximately 14% of accounts receivable as of December 31, 2001. In 2000, the same distributor accounted for 17% of accounts receivable. If the financial condition of such distributors deteriorates and such distributors significantly delay or default on their payment obligations, such delays or defaults could result in a material adverse effect on the Company's business, results of operations and financial condition.

Dependence Upon Broad-Based Acceptance of ICA Protocol. The Company believes that its success in the markets in which it competes will depend upon its ability to make ICA protocol a widely accepted standard for supporting Windows and UNIX applications. If another standard emerges or if the Company otherwise fails to achieve wide acceptance of the ICA protocol as a standard for supporting Windows or UNIX applications, the Company's business, operating results and financial condition could be materially adversely affected. Microsoft includes as a component of Windows Server Operating Systems its Remote Desktop Protocol (RDP), which has certain capabilities of the Company's ICA protocol, and may offer customers a competitive solution. The Company believes that its success is dependent on its ability to enhance and differentiate its ICA protocol, and foster broad acceptance of the ICA protocol based on its performance, scalability, reliability and enhanced features. In addition, the Company's ability to win broad market acceptance of its ICA protocol will depend upon the degree of success achieved by its strategic partners in marketing their respective platforms, product pricing and customers' assessment of its technical, managerial service and support expertise. If another standard emerges or if the Company fails to achieve wide acceptance of the ICA protocol as a standard for supporting Windows and UNIX applications, the Company's business, operating results and financial condition could be materially adversely affected.

Potential for Undetected Errors. Despite significant testing by the Company and by current and potential customers, new products may contain errors after commencement of commercial shipments. Additionally, the Company's products depend upon certain third party products, which may contain defects and could reduce the performance of the Company's products or render them useless. Since the Company's products are often used in mission-critical applications, errors in the Company's products or the products of third parties upon which the Company's products rely could give rise to warranty or other claims by the Company's customers.

Maintenance of Growth Rate. The Company's revenue growth rate in 2002 may not approach the levels attained in recent years. The Company's growth during recent years is largely attributable to the introduction of MetaFrame for Windows in mid-1998. There can be no assurance that the markets in which the Company operates, including the application server market and the Internet products market, will grow in the manner predicted by independent third parties. In addition, to the extent revenue growth continues, the Company believes that its cost of revenues and certain operating expenses will also increase. Due to the fixed nature of a significant portion of such expenses, together with the possibility of slower revenue growth, the Company's income from operations and cash flows from operating and investing activities may decrease as a percentage of revenues in 2002.

In-Process Research and Development Valuation. The Company has in the past re-evaluated the amounts charged to in-process research and development in connection with certain acquisitions and licensing arrangements. The amount and rate of amortization of such amounts are subject to a number of risks and uncertainties, including, without limitation, the effects of any changes in accounting standards or guidance adopted by the staff of the Securities and Exchange Commission or the accounting profession. Any changes in accounting standards or guidance adopted by the staff of the Securities and Exchange Commission, may materially adversely affect future results of operations through increased amortization expense. Moreover, no assurance can be given that actual revenues and operating profit attributable to acquired in-process research and development will not deviate from the projections used to initially value in-process research and development when acquired. Ongoing operations and financial results for acquired assets and licensed technology, and the Company as a whole, are subject to a variety of factors, which may not have been known or estimable at the date of such transactions.

Additionally, in 1999, the Company completed the acquisition of certain in-process software technologies from ViewSoft, in which it allocated $2.3 million of the purchase price to in process research and development. In April 2001, the Company acquired Sequoia, of which $2.6 million of the purchase price was allocated to in-process research and development. The Company's efforts with respect to the acquired technologies currently consist of integration work and any associated design, development or rework that may be required to support the integration of these technologies into the Company's anticipated future product offerings. Failure to complete the development of the Company's anticipated future product offerings in their entirety, or in a timely manner, could have a material adverse impact on the Company's financial condition and results of operations. The Company is currently unable to determine the impact of such delays on its business, future results of operations and financial condition. There can be no assurance that the Company will not incur additional charges in subsequent periods to reflect costs associated with completing this project or that the Company will be successful in its efforts to integrate and further develop this technology.

Role of Mergers and Acquisitions. Mergers and acquisitions involve numerous risks, including the following:

- difficulties in integration of the operations, technologies, and products of the acquired companies;
- the risk of diverting management's attention from normal daily operations of the business;
- potential difficulties in completing projects associated with purchased in process research and development;
- risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions;
- the potential loss of key employees of the acquired company; and
- an uncertain sales and earnings stream from the acquired entity, which may result in unexpected dilution to the Company's earnings.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that the Company's previous, including the Company's acquisition of Sequoia, or future acquisitions will be successful and will not have a material adverse affect on the Company's business, operating results or financial condition. In addition, there can be no assurance that the combined company resulting from any such acquisition can continue to support the growth achieved by the companies separately. The Company must also focus on its ability to manage and integrate any such acquisition. Failure to manage growth effectively and successfully integrate acquired companies could adversely affect the Company's business and operating results.

Revenue Recognition Process. The Company continually re-evaluates its programs, including specific license terms and conditions, to market its current and future products and services. The Company may implement new programs, including offering specified and unspecified enhancements to its current and future product lines. The Company may recognize revenues associated with such enhancements after the initial shipment or licensing of the software product or over the product's life cycle. The Company has implemented a new licensing model associated with the release of MetaFrame XP in February 2001. The Company may implement a different licensing model, in certain circumstances, which would result in the recognition of licensing fees over a longer period, which may result in decreasing revenue. The timing of the implementation of such programs, the timing of the release of such enhancements and other factors may impact the timing of the Company's recognition of revenues and related expenses associated with its products, related enhancements and services and could adversely affect the Company's business and operating results.

Dependence on Key Personnel. The Company's success will depend, in large part, upon the services of a number of key employees. The Company does not have long-term employment agreements with any of its key personnel. Any officer or employee can terminate his or her relationship with the Company at any time.

The effective management of the Company's anticipated growth will depend, in a large part, upon the Company's ability to (i) retain its highly skilled technical, managerial and marketing personnel; and (ii) to attract and maintain replacements for and additions to such personnel in the future. Competition for such personnel may affect the Company's ability to successfully attract, assimilate or retain sufficiently qualified personnel.

Product Returns and Price Reductions. The Company provides certain of its distributors with product return rights for stock balancing or limited product evaluation. The Company also provides certain of its distributors with price protection rights. To cover these product returns and price protections, the Company has established reserves based on its evaluation of historical trends and current circumstances. These reserves may not be sufficient to cover product returns and price protections in the future, in which case the Company's operating results may be adversely affected.

International Operations. The Company's continued growth and profitability will require further expansion of its international operations. To successfully expand international sales, the Company must establish additional foreign operations, hire additional personnel and recruit additional international resellers. Such international operations are subject to certain risks, such as:

- difficulties in staffing and managing foreign operations;
- dependence on independent distributors and resellers;
- fluctuations in foreign currency exchange rates;
- compliance with foreign regulatory and market requirements;
- variability of foreign economic and political conditions;
- changing restrictions imposed by regulatory requirements, tariffs or other trade barriers or by United States export laws;
- costs of localizing products and marketing such products in foreign countries;
- longer accounts receivable payment cycles;
- potentially adverse tax consequences, including restrictions on repatriation of earnings;
- difficulties in protecting intellectual property; and
- burdens of complying with a wide variety of foreign laws.

Volatility of Stock Price. The market price for the Company's Common Stock has been volatile and has fluctuated significantly to date. The trading price of the Common Stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors such as actual or anticipated variations in operating and financial results, anticipated revenue or earnings growth, analyst reports or recommendations and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and The Nasdaq National Market and the market for software companies and technology companies in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. For example, several class-action lawsuits were instituted against the Company, its directors, and certain of its officers in 2000 following a decline in the Company's stock price. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth and Higher Operating Expenses. The Company has recently experienced rapid growth in the scope of its operations, the number of its employees and the geographic area of its operations. In addition, the Company has completed certain domestic and international acquisitions. Such growth and assimilation of acquired operations and personnel of such acquired companies has placed and may continue to place a significant strain on the Company's managerial, operational and financial resources. To manage its growth effectively, the Company must continue to implement and improve additional management and financial systems and controls. The Company believes that it has made adequate allowances for the costs and risks associated with these expansions. However, its systems, procedures or controls may not be adequate to support its current or future operations. In addition, the Company may not be able to effectively manage this expansion and still achieve the rapid execution necessary to fully exploit the market opportunity for its products and services in a timely and cost-effective manner. The Company's future operating results will also depend on its ability to manage its expanding product line, expand its sales and marketing organizations and expand its support organization commensurate with the increasing base of its installed product.

The Company plans to increase its professional staff during 2002 as it expands sales, marketing and support and product development efforts, as well as associated administrative systems, to support planned growth and business objectives. As a result of this planned growth in the size of its staff, the Company believes that it may require additional domestic and international facilities during 2002. Although the Company believes that the cost of such additional facilities will not significantly impact its financial position or results of operations, the Company anticipates that operating expenses will increase during 2002 as a result of its planned growth in staff. Such an increase in operating expenses may reduce its income from operations and cash flows from operating activities in 2002.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion about the Company's market risk includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. The analysis methods used by the Company to assess and mitigate risk discussed below should not be considered projections of future events, gains or losses.

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations or financial condition. To mitigate foreign currency and interest rate risk, the Company utilizes derivative financial instruments. The Company does not use derivative financial instruments for speculative or trading purposes. The counter-parties to the Company's derivative instruments are major financial institutions. All of the potential changes noted below are based on sensitivity analyses performed on the Company's financial position at December 31, 2001. Actual results may differ materially.

Discussions of the Company's accounting policies for derivatives and hedging activities are included in Notes 2 and 13 of "Notes to Consolidated Financial Statements", which appears in this report.

Exposure to Exchange Rates

A substantial majority of the Company's overseas expense and capital purchasing activities are transacted in local currencies, primarily British pounds sterling, Euros, Swiss francs, and Australian dollars. To protect against increases in expenses and the volatility of resulting future cash flows caused by changes in currency exchange rates, the Company has established a hedging program. The Company uses foreign currency forward contracts to hedge certain forecasted foreign currency expenditures. The Company's hedging program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

At December 31, 2001 and 2000, the Company had in place foreign currency forward contracts with a notional amount of $47.9 million and $53.0 million, respectively. The fair value of these contracts at December 31, 2001 and 2000 were $0.2 million and $1.1 million, respectively. Based on a hypothetical 10% appreciation of the U.S. dollar from December 31, 2001 market rates the fair value of the Company's foreign currency forward contracts would decrease by $4.8 million. Conversely, a hypothetical 10% depreciation of the U.S. dollar from December 31, 2001 market rates would increase the fair value of the Company's foreign currency forward contracts by $4.8 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates may also change the dollar value of sales and affect the volume of sales as competitors products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in levels of local currency prices or sales reported in U.S. dollars. The Company does not anticipate any material adverse impact to its consolidated financial position, results of operations, or cash flows as a result of these forward foreign exchange contracts.

Exposure to Interest Rates

In order to better manage its exposure to interest rate risk, in November 2001 the Company entered into an interest rate swap agreement. The swap agreement, with a notional amount of $174.6 million converts the floating rate return on the Company's non-trading investment portfolio, to a fixed rate. The fair value of the interest rate swap at December 31, 2001 was $0.1 million. Based upon a hypothetical 1% increase in the market interest rate as of December 31, 2001, the fair value of this asset would have decreased by approximately $3.6 million. The Company also maintains a non-trading investment portfolio of investment grade, highly liquid, debt securities, which limits the amount of credit exposure to any one issue, issuer, or type of instrument. The securities in the Company's investment portfolio are not leveraged. The securities classified as available-for-sale are subject to interest rate risk. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes that ending fair values include principal plus accrued interest, dividends and reinvestment income. If market interest rates were to increase by 100 basis points from December 31, 2001 and 2000 levels, the fair value of the portfolio would decline by approximately $1.1 million and $10.4 million, respectively.

These amounts are determined by considering the impact of the hypothetical interest rates on the Company's interest rate swap agreements and non-trading investment portfolio. This analysis does not consider the effect of credit risk as a result of the reduced level of overall economic activity that could exist in such an environment.

Consolidated Balance Sheets

December 31,	2001	2000
	(in thousands, except par value)	
Assets		
Current assets:		
Cash and cash equivalents	$ 139,693	$ 375,025
Short-term investments	77,078	91,612
Accounts receivable, net of allowances of $12,069 and $10,601 at 2001 and 2000, respectively	65,032	37,299
Inventories	3,568	4,622
Prepaid taxes	6,069	26,715
Other prepaids and current assets	21,444	11,493
Current portion of deferred tax assets	33,171	39,965
Total current assets	346,055	586,731
Long-term investments	529,894	382,524
Property and equipment, net	90,110	55,559
Intangible assets, net	188,977	52,339
Long-term portion of deferred tax assets, net	25,071	18,977
Other assets, net	28,123	16,443
	$1,208,230	$1,112,573
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 111,928	$ 78,739
Current portion of deferred revenues	80,573	80,648
Total current liabilities	192,501	159,387
Long-term portion of deferred revenues	5,631	14,082
Convertible subordinated debentures	346,214	330,497
Commitments and contingencies		
Put warrants	16,554	15,732
Stockholders' equity:		
Preferred stock at $.01 par value: 5,000 shares authorized, none issued and outstanding	—	—
Common stock at $.001 par value: 1,000,000 shares authorized; 196,627 and 187,872 issued at 2001 and 2000, respectively	197	188
Additional paid-in capital	507,857	351,053
Retained earnings	425,877	320,617
Accumulated other comprehensive loss	(84)	(2,943)
	933,847	668,915
Less—common stock in treasury, at cost (11,450 and 3,817 shares in 2001 and 2000, respectively)	(286,517)	(76,040)
Total stockholders' equity	647,330	592,875
	$1,208,230	$1,112,573

See accompanying notes.

Consolidated Statements of Income

Year ended December 31,	2001	2000	1999
	(in thousands, except per share information)		
Revenues:			
Revenues	$551,799	$430,548	$363,455
Other revenues	39,830	39,898	39,830
Total net revenues	591,629	470,446	403,285
Cost of revenues:			
Cost of revenues (excluding amortization, presented separately below)	29,848	28,483	13,745
Cost of other revenues	—	571	834
Total cost of revenues	29,848	29,054	14,579
Gross margin	561,781	441,392	388,706
Operating expenses:			
Research and development	67,699	50,622	37,363
Sales, marketing and support	224,108	180,384	121,302
General and administrative	85,212	58,685	37,757
Amortization of intangible assets	48,831	30,395	18,480
In-process research and development	2,580	—	2,300
Write-down of technology	—	9,081	—
Total operating expenses	428,430	329,167	217,202
Income from operations	133,351	112,225	171,504
Interest income	42,006	41,313	25,302
Interest expense	(20,553)	(17,099)	(12,532)
Other expense, net	(2,253)	(1,422)	(1,549)
Income before income taxes	152,551	135,017	182,725
Income taxes	47,291	40,505	65,781
Net income	$105,260	$ 94,512	$116,944
Earnings per common share:			
Basic earnings per share	$ 0.57	$ 0.51	$ 0.66
Weighted average shares outstanding	185,460	184,804	176,260
Earnings per common share — assuming dilution:			
Diluted earnings per share	$ 0.54	$ 0.47	$ 0.61
Weighted average shares outstanding	194,498	199,731	192,566

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock in Treasury At Cost	Total Stockholders' Equity
				(in thousands)			
Balance at December 31, 1998	171,846	$ 172	$ 188,121	$ 109,161	$ —	$ —	$ 297,454
Exercise of stock options	9,220	9	69,753	—	—	—	69,762
Common stock issued under employee stock purchase plan	27	—	604	—	—	—	604
Tax benefit from employer stock plans	—	—	50,843	—	—	—	50,843
Unrealized loss on available-for-sale securities, net of related taxes	—	—	—	—	(2,537)	—	(2,537)
Net income	—	—	—	116,944	—	—	116,944
Balance at December 31, 1999	181,093	181	309,321	226,105	(2,537)	—	533,070
Exercise of stock options	6,698	7	69,146	—	—	—	69,153
Common stock issued under employee stock purchase plan	78	—	1,262	—	—	—	1,262
Common stock issued upon debt conversion	3	—	73	—	—	—	73
Tax benefit from employer stock plans	—	—	63,923	—	—	—	63,923
Proceeds from sale of put warrants	—	—	4,870	—	—	—	4,870
Put warrant obligations	—	—	(15,732)	—	—	—	(15,732)
Repurchase of common stock	—	—	—	—	—	(76,040)	(76,040)
Cash paid in advance for share repurchase contract, net of shares received	—	—	(81,810)	—	—	—	(81,810)
Unrealized loss on available-for-sale securities, net of related taxes	—	—	—	—	(406)	—	(406)
Net income	—	—	—	94,512	—	—	94,512
Balance at December 31, 2000	187,872	188	351,053	320,617	(2,943)	(76,040)	592,875
Exercise of stock options	8,541	9	113,331	—	—		113,340
Common stock issued under employee stock purchase plan	214	—	4,008	—	—	—	4,008
Common stock issued upon debt conversion	—	—	2	—	—	—	2
Tax benefit from employer stock plans	—	—	28,011	—	—	—	28,011
Proceeds from sale of put warrants	—	—	12,019	—	—	—	12,019
Put warrant obligations, net of expired put warrants	—	—	(822)	—	—	—	(822)
Repurchase of common stock	—	—	—	—	—	(210,477)	(210,477)
Cash paid in advance for share repurchase contract, net of shares received	—	—	255	—	—	—	255
Unrealized gain on forward contracts and interest rate swap, net of reclassification adjustments and net of related taxes	—	—	—	—	84	—	84
Unrealized gain on available-for-sale securities, net of related taxes	—	—	—	—	2,775	—	2,775
Net income	—	—	—	105,260	—	—	105,260
Balance at December 31, 2001	196,627	$ 197	$ 507,857	$ 425,877	$ (84)	$ (286,517)	$ 647,330

See accompanying notes.

Consolidated Statements of Cash Flows

Year ended December 31,	2001	2000	1999
		(in thousands)	
Operating activities			
Net income	$ 105,260	$ 94,512	$ 116,944
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	48,831	30,395	18,480
Depreciation and amortization of property and equipment	30,757	19,853	9,083
Other-than-temporary decline in fair value of investments	7,689	—	—
In-process research and development	2,580	—	2,300
Write-down of technology	—	9,081	—
Provision for doubtful accounts receivable	2,784	377	584
Provision for product returns	22,533	27,883	20,879
Provision for inventory obsolescence	2,292	6,932	1,982
Tax benefit related to the exercise of non-statutory stock options and disqualified dispositions of incentive stock options	28,011	63,923	50,843
Accretion of original issue discount and amortization of financing cost	17,853	16,911	12,592
Other non-cash items	607	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(50,665)	(8,625)	(43,993)
Inventories	(1,238)	(3,762)	(5,641)
Prepaid expenses and other current assets	12,648	4,614	(32,762)
Other assets	(12,034)	(2)	(7,277)
Deferred tax assets	2,471	(2,200)	(14,674)
Accounts payable and accrued expenses	5,523	18,799	25,062
Deferred revenues	(8,630)	(26,987)	22,970
Income taxes payable	12,571	(8,467)	6,649
Net cash provided by operating activities	229,843	243,237	184,021
Investing activities			
Purchases of investments	(553,490)	(569,795)	(547,510)
Proceeds from sales and maturities of investments	415,633	642,986	151,284
Purchases of property and equipment	(60,557)	(43,532)	(26,313)
Cash paid for acquisitions, net of cash acquired	(183,754)	(30,102)	(32,673)
Cash paid for licensing agreement	—	(1,333)	(2,333)
Net cash used in investing activities	(382,168)	(1,776)	(457,545)
Financing activities			
Net proceeds from issuance of common stock	117,350	70,488	70,366
Net proceeds from issuance of convertible subordinated debentures	—	—	291,920
Cash paid to repurchase convertible subordinated debentures	(2,141)	—	—
Cash paid under stock repurchase programs	(210,222)	(157,850)	—
Proceeds from sale of put warrants	12,019	4,870	—
Other	(13)	(60)	(192)
Net cash (used in) provided by financing activities	(83,007)	(82,552)	362,094
Change in cash and cash equivalents	(235,332)	158,909	88,570
Cash and cash equivalents at beginning of year	375,025	216,116	127,546
Cash and cash equivalents at end of year	$ 139,693	$ 375,025	$ 216,116

Supplemental Cash Flow Information

The Company paid income taxes of approximately $7,991, $9,277 and, $40,894 in 2001, 2000 and 1999, respectively. Additionally, the Company paid interest of approximately $1,221, $23, and $7 during the years ended December 31, 2001, 2000 and 1999, respectively.

See accompanying notes.

Notes to Consolidated Financial Statements

1. Organization

Citrix Systems, Inc. ("Citrix" or the "Company"), a Delaware corporation founded on April 17, 1989 is a leading supplier of corporate application and information infrastructure software and services that enable the effective and efficient enterprise-wide deployment and management of applications and information, including those designed for Microsoft Windows® operating systems, UNIX® operating systems and for Web-based information systems. The Company's MetaFrame® products permit organizations to provide virtual access to Windows-based and UNIX applications without regard to location, network connection, or type of client hardware platforms. The Company also provides portal software and services that are designed to provide personalized, secure Web-based access to a wide variety of business information from any location, device or connection. The Company markets its products through multiple direct and indirect channels such as distributors, value-added resellers and original equipment manufacturers worldwide. The Company also promotes its products through strategic alliance agreements with a wide variety of industry partners, including Microsoft Corporation ("Microsoft").

2. Significant Accounting Policies

Consolidation Policy. The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries, primarily in Europe and Asia-Pacific. All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation.

Cash and Cash Equivalents. For the purposes of the consolidated statements of cash flows, cash and cash equivalents include marketable securities which are primarily commercial paper, money market funds, municipal securities, government securities and corporate securities with initial or remaining contractual maturities when purchased of three months or less. The Company minimizes its credit risk associated with cash and cash equivalents by investing in high quality, investment grade instruments and periodically evaluating the credit quality of its primary financial institutions.

Investments. Short-term investments at December 31, 2001 primarily consist of municipal securities, corporate securities, and commercial paper. Long-term investments at December 31, 2001 primarily consist of commercial paper, municipal securities and corporate securities. Investments classified as available-for-sale are stated at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive loss. Investments classified as held-to-maturity are stated at amortized cost. The Company does not recognize changes in the fair value of these investments in income currently unless a decline in value is considered other-than-temporary. From time to time, the Company makes equity investments that are accounted for under the cost method due to the limited extent of the Company's ownership interest and the lack of the Company's ability to exert significant influence over the investees. As of December 31, 2001 and 2000, such investments were recorded at the lower of cost or estimated net realizable value. The Company periodically evaluates the carrying value of its investments to determine if there has been any impairment of value that is other-than-temporary. During 2001, the Company recorded $7.7 million of losses resulting from other-than-temporary declines in fair value of certain of the Company's equity investments. At December 31, 2001, the Company's remaining equity investments were not material.

The Company minimizes its credit risk associated with investments by investing primarily in high quality investment grade securities. The Company maintains investments with various financial institutions. The Company's policy is designed to limit exposure to any one institution depending on credit quality and periodic evaluations of the relative credit standing of those financial institutions are considered in the Company's investment strategy.

Accounts Receivable. Substantially all of the Company's accounts receivable are due from distributors and value-added resellers of computer software. Collateral is not required. Credit losses and expected product returns are provided for in the consolidated financial statements and have been within management's expectations. If the financial condition of a significant distributor or customer were to deteriorate, the Company's operating results could be adversely affected. One distributor accounted for approximately 14% and 17% of accounts receivable at December 31, 2001 and 2000, respectively. No other distributor or customer accounted for more than 10% of accounts receivable.

Inventories. Inventories, consisting primarily of finished goods, are stated at the lower of cost (determined by the first-in, first-out method) or market. When necessary, a provision has been made to reduce obsolete or excess inventories to market.

Property and Equipment. Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is generally three years for computer equipment, software, office equipment and furniture, the lesser of the lease term or five years for leasehold improvements and seven years for the enterprise resource planning system. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term. Amortization of assets under capital leases is included in depreciation expense. Accumulated amortization of equipment under capital leases approximated $0.4 million at December 31, 2001 and 2000, respectively.

Property and equipment consist of the following:

December 31,	2001	2000
	(in thousands)	
Computer equipment	$ 50,561	$ 37,834
Software	38,028	21,836
Property, equipment and furniture	30,833	10,937
Leasehold improvements	25,930	19,915
Land	9,062	—
Equipment under capital leases	451	406
	154,865	90,928
Less accumulated depreciation and amortization	(64,755)	(35,369)
	$ 90,110	$ 55,559

Intangible Assets. Goodwill and other intangible assets are amortized using the straight-line method over periods ranging from two to five years.

Intangible assets consist of the following:

December 31,	2001	2000
	(in thousands)	
Goodwill	$ 192,713	$ 53,400
Core technology	65,706	37,650
Other intangibles	38,600	20,500
	297,019	111,550
Less accumulated amortization	(108,042)	(59,211)
	$ 188,977	$ 52,339

Long-Lived Assets. The Company reviews long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If this review indicates that such assets will not be recoverable, as generally determined based on estimated undiscounted cash flows over the remaining amortization period, the carrying amount of such assets would be adjusted to fair value.

Revenue Recognition. The Company markets software products through indirect channels such as distributors and value-added resellers. Product configurations consist of traditional packaged products and enterprise and corporate licensing programs. Packaged products are typically purchased by medium and small-sized businesses with fewer locations and the actual software license is delivered with the packaged product. Enterprise and corporate license arrangements consist of multi-server environments typically found in large business enterprises that want to deploy the Company's products on a department or enterprise-wide basis and which may require differences in product features and functionality at various customer locations. The end-customer license agreement with enterprise customers is typically customized based on these factors. Once the Company receives a purchase order and configuration parameters from the channel partner, the licenses are electronically delivered to the customer and serves as keys to activate the configuration ordered by the customer. Depending on the size of the enterprise, software may be delivered by the indirect channel partner or directly from the Company pursuant to the purchase order from the channel partner.

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2 (as amended by SOP 98-4 and SOP 98-9) and related interpretations, *Software Revenue Recognition.* Product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection of the resulting receivable is deemed probable at the outset of the arrangement. In the case of non-cancelable product licensing arrangements under which certain original equipment manufacturers ("OEMs") have software reproduction rights, initial recognition of revenue also requires delivery and customer acceptance of the product master or first copy. Subsequent recognition of revenues is based upon reported royalties from the OEMs. Revenue from packaged product sales to distributors and resellers is recorded when related products are shipped. Revenues from enterprise and corporate licensing arrangements are recognized when related products are shipped and the customer has been electronically provided with licenses that include the activation keys that allow the customer to take immediate possession of the software pursuant to an agreement or purchase order. In software arrangements that include rights to multiple software products, post-contract customer support ("PCS"), and/or other services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE"). The Company sells software and PCS separately, and VSOE is determined by the price charged when each element is sold separately. Product returns and sales allowances, including stock rotations, are estimated and provided for at the time of sale. Non-recurring engineering fees are recognized ratably as the work is performed. Revenues from training and consulting are recognized when the services are performed. Service and PCS revenues from customer maintenance fees for ongoing customer support and product updates and upgrades are based on the price charged or derived value of the undelivered elements and are recognized ratably over the term of the contract, which is typically 12 to 24 months. Service revenues are included in net revenues on the face of the consolidated statements of income.

The Company provides most of its distributors with product return rights for stock balancing and price protection rights. Stock balancing rights permit distributors to return products to the Company for credit within specified limits and subject to ordering an equal amount of the Company's products. Price protection rights require that the Company grant retroactive price adjustments for inventories of the Company's products held by distributors if the Company lowers its prices for such products. The Company provides for estimated returns and rotation at the time of the sale. These estimates are based on the Company's experience considering, among other things, historical return rates for both specific products and customers. Allowances for estimated product returns amounted to approximately $8.3 million and $9.2 million at December 31, 2001 and 2000, respectively. The Company has not and has no plans to reduce its prices for inventory currently held by distributors or resellers; accordingly, there were no reserves for price protection at December 31, 2001 and 2000.

As indicated above, the Company provides consulting services to certain license customers. The services consist of network configuration and optimization and are typically performed prior to the customers' purchase and implementation of the Company's software products. Services are not essential to the functionality of the Company's software and do not constitute modifications to the Company's software. Revenue from services, support arrangements and training programs and materials, which totaled $40.7 million, $30.4 million, and $15.8 million for the years ended December 31, 2001, 2000 and 1999, respectively, is recognized when the services are provided. Such items are included in net revenues. The costs for providing consulting services are included in cost of sales. The costs of providing training and services are included in sales, marketing and support expenses.

In May 1997, the Company entered into a five year joint license, development and marketing agreement with Microsoft (as amended, the "Development Agreement"), pursuant to which the Company licensed its multi-user Windows NT extensions to Microsoft for inclusion in future versions of Windows NT server software. The initial fee of $75 million relating to the Development Agreement is being recognized ratably over the five-year term of the contract. The Company received an additional $100 million in connection with the April 1998 amendment to the Development Agreement, which is being recognized ratably over the remaining term.

The Company adopted Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB 101") in October 2000. SAB 101 did not supersede the software industry specific revenue recognition guidance, but provides current interpretations of revenue recognition requirements. The adoption of SAB 101 did not have a significant effect on the Company's financial position or results of operations.

Cost of Revenues. Cost of revenues consist primarily of compensation and other personnel-related costs for consulting services, as well as, the cost of royalties, product media and duplication, manuals, packaging materials and shipping expense. The Company is a party to licensing agreements with various entities, which give the Company the right to use certain software object code in its products or in the development of future products in exchange for the payment of a fixed fee or certain amounts based upon the sales of the related product. The licensing agreements have terms ranging from one to five years, and generally include renewal options. Royalties and other costs related to these agreements are included in cost of revenues. All development costs incurred in connection with the Development Agreement, if any, are expensed as incurred as cost of other revenues. The Company's cost of revenues excludes amortization of acquired core technology.

Foreign Currency. The functional currency of each of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. Assets and liabilities of the subsidiaries are remeasured into U.S. dollars at year-end exchange rates, and revenues and expenses are remeasured at average rates prevailing during the year. Translation adjustments and foreign currency transaction losses of approximately $2.4 million, $0.1 million and, $0.7 million for the years ended December 31, 2001, 2000, and 1999, respectively, are included in other expense, net in the accompanying consolidated statements of income.

Derivatives and Hedging Activities. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its corresponding amendments under SFAS No. 138. This guidance establishes accounting and reporting standards for derivative instruments, hedging activities, and exposure definition. Pursuant to the new standard, the Company records all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Derivatives not designated as hedging instruments, if any, are adjusted to fair value through earnings in the current period. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings. The application of the provisions of SFAS No. 133 may impact the volatility of other income and accumulated other comprehensive loss.

The Company utilizes derivative instruments that hedge the exposure of variability in expected future cash flows that is attributable to a particular risk and that are designated as cash flow hedges. The effective portion of the net gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income in stockholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction also affects earnings. The remaining net gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows on the hedged item, if any, is recognized in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate assets or liabilities or forecasted transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows being hedged; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative. The Company does not use derivative financial instruments for speculative or trading purposes.

Advertising Expense. The Company expenses advertising costs as incurred. The Company has cooperative advertising agreements with certain distributors and resellers whereby the Company will reimburse distributors and resellers for qualified advertising of Citrix products. Reimbursement is made once the distributor or reseller provides substantiation of qualified expenditures. The Company estimates the impact of this program and recognizes it at the time of product sale. The Company recognized advertising expenses of approximately $23.4 million, $15.4 million and $13.0 million, during the years ended December 31, 2001, 2000 and 1999, respectively. These amounts are included in sales, marketing and support expenses in the accompanying consolidated statements of income.

Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. Valuation allowances are recorded related to deferred tax assets if their realization does not meet the "not more likely than not" criteria of SFAS 109, *Accounting for Income Taxes.*

In July 1999, the Company changed its organizational structure whereby it moved certain operational and administrative processes to overseas subsidiaries. The repositioning resulted in foreign earnings being taxed at lower foreign tax rates. These earnings will be permanently reinvested overseas in order to fund the Company's growth in overseas markets.

Software Development Costs. SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* requires certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and have been expensed as incurred.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates made by management include a provision for doubtful accounts receivables, provision for sales returns and stock rotation, and the amortization and depreciation periods for intangible and fixed assets. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial position and results of operations taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates.

Product Concentration. The Company derives a substantial portion of its revenues from one software product and anticipates that this product and future derivative products and product lines based upon this technology, if any, will constitute a majority of its revenue for the foreseeable future. The Company may experience declines in demand for products, whether as a result of general economic conditions, new competitive product releases, price competition, lack of success of its strategic partners, technological change or other factors.

Accounting for Stock-Based Compensation. SFAS No. 123, *Accounting for Stock-Based Compensation*, defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are not required to adopt the fair value method of accounting for employee stock-based transactions. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB Opinion 25") but are required to disclose in a note to the consolidated financial statements pro forma net income and per share amounts as if the Company had applied the methods prescribed by SFAS No. 123.

The Company applies APB Opinion 25 and related interpretations in accounting for its plans and has complied with the disclosure requirements of SFAS No. 123.

Earnings Per Share. Dilutive common stock equivalents consist of stock options (calculated using the treasury stock method) and put warrants (calculated using the reverse treasury stock method). All common share and per share data, except par value per share, have been retroactively adjusted to reflect the two-for-one stock split of the Company's Common Stock effective March 25, 1999 and the two-for-one stock split of the Company's Common Stock effective February 16, 2000, which are further discussed in Note 7.

Software Developed or Obtained for Internal Use. The Company accounts for internal use software pursuant to SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Pursuant to the SOP, the Company capitalizes external direct costs of materials and services used in the project and internal costs such as payroll and benefits of those employees directly associated with the development of the software. The amount of costs capitalized in 2001 and 2000 relating to internal use software were $16.2 million and $11.3 million, respectively, consisting principally of purchased software and services provided by external vendors. These costs are being amortized over the estimated useful life of the software developed, which is generally three to seven years and are included in property and equipment in the accompanying consolidated balance sheets.

Reclassifications. Certain reclassifications of the prior years' financial statements have been made to conform to the current year's presentation.

3. Acquisitions

In July 1999 and April 2001, the Company completed the acquisitions of ViewSoft, Inc. ("ViewSoft") and Sequoia Software Corporation ("Sequoia") for approximately $33.5 million and $182.6 million, respectively. A portion of the purchase price for each of these acquisitions was allocated to in-process research and development ("IPR&D"), for which the Company concluded that the respective in-process technologies had not reached technological feasibility and for which there was no alternative future use after taking into consideration the potential use of technologies in different products, the stage of development and life cycle of each project, resale of the software and internal use. The value of the respective purchased IPR&D was expensed at the time of each of the transactions and resulted in pre-tax charges to the Company's operations of approximately $2.3 million in 1999 and $2.6 million in 2001 associated with these acquisitions, respectively.

In February 2000, the Company acquired all of the operating assets of the Innovex Group, Inc. ("Innovex") for approximately $47.8 million. At the date of acquisition, the Company paid approximately $28.7 million in consideration and $0.2 million in transaction costs, respectively. Pursuant to the acquisition agreement, the remaining purchase consideration, plus interest, was contingently payable based on future events. During 2001, these contingencies were met, resulting in approximately $16.2 million of additional purchase price and $2.9 million in compensation to the former owners. Pursuant to the acquisition agreement, payment of $10.5 million of the contingent amounts and associated interest were made in August 2001 and $10.7 million was paid in 2002. There are no remaining contingent obligations.

Each of the acquisitions was accounted for under the purchase method of accounting. The consolidated financial statements reflect the operations of the acquired businesses for the periods after their respective dates of acquisition.

The purchase consideration was allocated to the acquired assets and liabilities based on fair values as follows:

	ViewSoft	Innovex	Sequoia
		(in thousands)	
Net assets acquired	$ 128	$ 2,259	$ 10,058
Purchased identifiable intangibles	2,200	9,908	46,775
Purchased in-process research and development	2,300	—	2,580
Goodwill	28,904	32,944	123,157
Total purchase consideration	$33,532	$45,111	$182,570

During the fourth quarter of 2000, the Company did not believe that there were sufficient projected cash flows or alternative future uses to support the net book value of core technology associated with certain previous acquisitions. As a result, the Company wrote off $9.1 million of certain core technology as of December 31, 2000.

4. Cash and Investments

The summary of cash and cash equivalents and investments consists of the following:

December 31,	2001	2000
	(in thousands)	
Cash and cash equivalents:		
Cash	$ 55,209	$114,570
Commercial paper	3,950	131,248
Money market funds	20,515	44,157
Municipal securities	16,855	—
Government securities	3,682	85,050
Corporate securities	39,482	—
Cash and cash equivalents	$139,693	$375,025
Short-term investments:		
Commercial paper	$ 3,990	$ 14,078
Corporate securities	68,912	37,062
Government securities	—	40,472
Municipal securities	4,176	—
Short-term investments	$ 77,078	$ 91,612
Long-term investments:		
Commercial paper	$ 22,063	$ —
Municipal securities	3,132	—
Corporate securities	503,138	334,961
Government securities	—	42,945
Other	1,561	4,618
Long-term investments	$529,894	$382,524

The Company's cash and cash equivalents have an initial or remaining maturity of three months or less when purchased. The unrealized gain (loss) associated with each individual category of cash and investments is not significant.

In December 2000, the Company invested $158.1 million in a trust ("Trust") managed by an investment advisor. The Trust assets primarily consist of AAA-rated zero-coupon corporate securities that mature on March 22, 2004. The Trust entered into a credit risk swap agreement with the investment advisor, which effectively increased the yield on the Trust assets and for which value the Trust assumed the credit risk of ten investment-grade companies. The effective yield of the Trust, including the credit risk swap agreement, is 6.72% and the principal balance will accrete to $195 million in March 2004. The Company records the investment as held-to-maturity zero-coupon corporate securities. The Company does not recognize changes in the fair value of these investments unless a decline in the fair value of the Trust assets is other-than-temporary, in which case a loss would be recognized in earnings. At December 31, 2001 and 2000, the amortized cost of the Company's investments were $169.0 million and $158.5 million, respectively, which are classified above as long-term corporate securities.

Other than the Trust investments described above, the Company's short and long-term investments are classified as available-for-sale and are recorded at fair value. At December 31, 2001, the unrealized gain (loss) associated with each individual category of investments is not significant. Amounts included in accumulated other comprehensive loss in prior periods are reclassified to earnings using the specific identification method. At December 31, 2001, the average contractual and remaining maturity of the Company's short-term investments was approximately 15 and seven months, respectively. The Company's long-term available-for-sale investments at December 31, 2001 include $202.2 million of investments with contractual maturities of one to 30 years and $157.1 million of investments in mortgage backed securities not due at a single maturity date.

As discussed in Note 3, the Company purchased Sequoia for approximately $182.6 million in cash. In order to improve the overall credit quality and rebalance the short and long-term maturity of its investment portfolio subsequent to the cash expenditure, the Company sold corporate debt securities that were previously designated as held-to-maturity and purchased higher credit quality corporate debt securities with interest rates that reset quarterly. Additionally, during 2001, the Company terminated a forward bond purchase agreement previously designated as a hedge of forecasted purchases of corporate security investments. The sale of securities and the termination of the forward bond purchase agreement resulted in a realized gain of approximately $8.0 million, which is included in other expense, net on the 2001 consolidated statement of income.

5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

December 31,	2001	2000
	(in thousands)	
Accounts payable	$ 10,635	$ 7,123
Accrued compensation and employee benefits	17,510	11,857
Accrued cooperative advertising and marketing programs	20,368	21,034
Accrued taxes	35,885	19,627
Other	27,530	19,098
	$111,928	$78,739

6. Employee Stock Compensation and Benefit Plans

Stock Compensation Plans. As of December 31, 2001, the Company has five stock-based compensation plans, which are described below. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. As mentioned in Note 2, the Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock plans and its stock purchase plan. Had compensation cost for the Company's five stock-based compensation plans been determined based on the fair value at the grant dates for grants under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

December 31,	2001	2000	1999
	(in thousands, except per share information)		
Net income (loss)			
As reported	$105,260	$ 94,512	$116,944
Pro forma	$ (41,188)	$(38,036)	$ 64,069
Basic earnings (loss) per share			
As reported	$ 0.57	$ 0.51	$ 0.66
Pro forma	$ (0.22)	$ (0.21)	$ 0.36
Diluted earnings (loss) per share			
As reported	$ 0.54	$ 0.47	$ 0.61
Pro forma	$ (0.22)	$ (0.21)	$ 0.33

For purposes of the proforma calculations, the fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used:

	2001 Grants	2000 Grants	1999 Grants
Dividend yield	none	none	none
Expected volatility factor	0.6	0.8	0.6
Approximate risk free interest rate	5.0%	6.0%	5.5%
Expected lives	4.68 years	4.64 years	4.50 years

The determination of the fair value of all options is based on the assumptions described in the preceding paragraph, and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income or loss for future years.

Fixed Stock Option Plans. The Company's amended and restated 1995 Stock Plan (the "1995 Plan") was originally adopted by the Board on September 28, 1995 and approved by the Company's stockholders in October 1995. Under the terms of the 1995 Plan the Company is authorized to grant incentive stock options ("ISOs") and nonqualified stock options ("NSOs"), make stock awards and provide the opportunity to purchase stock to employees, directors and officers and consultants of the Company. The 1995 Plan, as amended, provides for the issuance of a maximum of 69,945,623 (as adjusted for stock splits) shares of Common Stock, plus, effective January 1, 2001 and each year thereafter, a number of shares of Common Stock equal to 5% of the total number of shares of Common Stock issued and outstanding as of December 31 of the preceding year. Under the 1995 Plan, a maximum of 60,000,000 ISOs may be granted and ISOs must be granted at exercise prices no less than market value at the date of grant, except for ISOs granted to employees who own more than 10% of the Company's combined voting power, for which the exercise prices will be no less than 110% of the market value at the date of grant. NSOs, stock awards or stock purchases may be granted or authorized, as applicable, at prices no less than the minimum legal consideration required. Under the 1995 Plan, as amended, ISOs must be granted at exercise prices no less than market value at the date of grant, provided however, that if an NSO is expressly granted in lieu of a reasonable amount of salary or cash bonus, the exercise price may be equal to or greater than 85% of the fair market value at the date of such grant. ISOs and NSOs expire ten years from the date of grant. All options are exercisable upon vesting. The options typically vest over four years at a rate of 25.00% of the shares underlying the option one year from the date of grant and at a rate of 2.08% monthly thereafter.

The Company's amended and restated 2000 Director and Officer Stock Option and Incentive Plan (the "2000 Plan") was originally adopted by the Board of Directors and approved by the Company's stockholders on May 18, 2000. Under the terms of the 2000 Plan, the Company is authorized to make stock awards, provide eligible individuals with the opportunity to purchase stock, grant ISOs and grant NSOs to officers and directors of the Company. The 2000 Plan provides for the issuance of up to 4,000,000 shares, plus, effective on January 1, 2001, on January 1 of each year, a number of shares of Common Stock equal to one-half of one percent (0.5%) of the total number of shares of Common Stock issued and outstanding as of December 31 of the preceding year. Notwithstanding the foregoing, no more than 3,000,000 shares of Common Stock may be issued pursuant to the exercise of incentive stock options granted under the 2000 Plan. Under the 2000 Plan, ISOs must be granted at exercise prices no less than market value at the date of grant, provided however, that if an NSO is expressly granted in lieu of a reasonable amount of salary or cash bonus, the exercise price may be equal to or greater than 85% of the fair market value at the date of such grant. ISOs and NSOs expire ten years from date of grant. All options are exercisable upon vesting. The options typically vest over four years at a rate of 25% of the shares underlying the option one year from date of grant and at a rate of 2.08% monthly thereafter.

The amended and restated 1995 Non-Employee Director Stock Option Plan (the "Director Option Plan") was adopted by the Board of Directors on September 28, 1995 and approved by the Company's stockholders in October 1995. The Director Option Plan provides for the grant of options to purchase a maximum of 3,600,000 (as adjusted for stock splits) shares of Common Stock of the Company to non-employee directors of the Company.

Under the original terms of the Director Option Plan, each director who was not also an employee of the Company and who is first elected as a director would receive, upon the date of his or her initial election, an option to purchase 180,000 shares of Common Stock. Options granted under the Director Option Plan vest at a rate of 33.33% one year from the date of grant and vest at a rate of 2.78% monthly thereafter. In addition, on each three-year anniversary of such director's first election to the Board of Directors, such director will receive an additional option to purchase 180,000 shares of Common Stock, vesting in accordance with the aforementioned schedule, provided that such director continues to serve on the Board of Directors at the time of grant. In July 2001, the Director Option Plan was amended so that each director who is not also an employee of the Company and who is first elected as a director will receive, upon the date of his or her initial election, an option to purchase 60,000 shares of Common Stock. Such options will vest at a rate of 33.33% per year from the date of the grant and vest at a rate of 2.78% monthly thereafter. In addition, on each one-year anniversary of such director's first election to the Board of directors, such director would receive an additional option to purchase 20,000 shares of Common Stock, which shall vest at a rate of 8.33% per month, provided such director continues to serve on the Board of Directors at the time of grant. All options granted under the Director Option Plan have an exercise price equal to the fair market value of the Common Stock on the date of grant and a term of ten years from the date of grant. In January 2002, the Company amended the Director Option Plan to, among other things, change the date of the annual grant of option to the first day of the month following the Annual Stockholders' Meeting. Options are exercisable to the extent vested only while the optionee is serving as a director of the Company or within 90 days after the optionee ceases to serve as a director of the Company.

The Company's 1989 Stock Option Plan (the "1989 Plan") as amended, permitted the Company to grant ISOs and NSOs to purchase up to 25,256,544 (as adjusted for stock splits) shares of the Company's Common Stock. Under the 1989 Plan, options may be granted at exercise prices no less than market value at the date of grant. All options are fully exercisable from the date of grant and are subject to a repurchase option in favor of the Company which lapses as to 25.00% of the shares underlying the option one year from the date of grant and as to 2.08% monthly thereafter. If the purchaser of stock pursuant to the 1989 Plan is terminated from employment with the Company, the Company has the right and option to purchase from the employee, at the price paid for the shares by the employee, the number of unvested shares at the date of termination. No shares have been repurchased under this Plan. Effective November 1999 no further options may be granted under this Plan.

A summary of the status and activity of the Company's stock option plans is as follows:

Year Ended December 31,	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	43,288,840	$25.67	42,358,350	$18.28	32,279,324	$ 9.50
Granted	8,351,092	30.68	12,671,582	42.38	21,157,900	26.80
Exercised	(8,545,575)	13.27	(6,692,488)	10.32	(9,221,440)	7.57
Forfeited	(3,498,079)	31.06	(5,048,604)	25.65	(1,857,434)	15.99
Outstanding at end of year	39,596,278	28.92	43,288,840	25.67	42,358,350	18.28
Options exercisable at end of year	18,140,094	26.02	14,364,325	16.49	7,062,760	7.86
Weighted-average fair value of options granted during the year		$20.92		$28.07		$14.37

Information about stock options outstanding as of December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 0.13 to $ 15.69	10,703,849	6.94	$12.25	6,662,017	$10.48
$ 15.84 to $ 23.87	8,047,806	7.78	$20.47	3,705,371	$19.92
$24.38 to $ 29.31	7,960,956	7.65	$25.68	4,158,869	$25.70
$29.69 to $ 48.44	8,241,710	9.02	$35.18	1,477,363	$38.51
$53.38 to $104.00	4,641,957	8.14	$76.44	2,136,474	$76.99
	39,596,278	7.83	$28.92	18,140,094	$26.02

Stock Purchase Plan. The amended and restated 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan") was originally adopted by the Board of Directors on September 28, 1995 and approved by the Company's stockholders in October 1995. The 1995 Purchase Plan provides for the issuance of a maximum of 9,000,000 shares of Common Stock upon the exercise of nontransferable options granted to participating employees. All U.S.-based employees of the Company, whose customary employment is 20 hours or more per week and more than five months in any calendar year, and employees of certain international subsidiaries, are eligible to participate in the 1995 Purchase Plan. In June 2000, the 1995 Purchase Plan was amended to allow employees to deduct up to 10% of their total cash compensation, up from 5% previously, and to remove the requirement that employees complete at least one year of employment to be eligible to participate in the plan. Employees who would immediately after the grant own 5% or more of the Company's Common Stock, and directors who are not employees of the Company, may not participate in the 1995 Purchase Plan. To participate in the 1995 Purchase Plan, an employee must authorize the Company to deduct an amount (not less than 1% nor more than 10% of a participant's total cash compensation) from his or her pay during six-month periods (each a Plan Period).

The maximum number of shares of Common Stock an employee may purchase in any Plan Period is 6,000 shares subject to certain other limitations. The exercise price for the option for each Plan Period is 85% of the lesser of the market price of the Common Stock on the first or last business day of the Plan Period. If an employee is not a participant on the last day of the Plan Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions are refunded. An employee's rights under the 1995 Purchase Plan terminate upon his or her voluntary withdrawal from the 1995 Purchase Plan at any time or upon termination of employment. In January 2002, the Company amended the 1995 Purchase Plan to change the payment periods. Under the 1995 Purchase Plan, the Company issued 213,907, 77,781 and 27,004 shares in 2001, 2000, and 1999, respectively.

Benefit Plan. The Company maintains a 401(k) benefit plan (the "Plan") allowing eligible U.S.-based employees to contribute up to 15% of their annual compensation, limited to an annual maximum amount as set periodically by the Internal Revenue Service. The Company, at its discretion, may contribute up to $0.50 on each dollar of employee contribution, limited to a maximum of 6% of the employee's annual contribution. The Company's matching contributions for 2001, 2000 and 1999 were $1.8 million, $1.2 million and $0.6 million, respectively. The Company's contributions vest over a four-year period at 25% per year.

7. Capital Stock

Common Stock. The Company has reserved for future issuance 61,587,699 shares of Common Stock for the exercise of stock options outstanding or available for grant and 11,885,862 shares for the conversion of the zero coupon convertible debentures into Common Stock.

On May 13, 1999, the stockholders approved an increase of authorized Common Stock from 150,000,000 shares, $0.001 par value per share to 400,000,000 shares, $0.001 par value per share.

On May 18, 2000, the stockholders approved an increase of authorized Common Stock from 400,000,000 shares, $0.001 par value per share to 1,000,000,000 shares, $0.001 par value per share.

Stock Repurchase Programs. On April 15, 1999, the Board of Directors approved a stock repurchase program authorizing the repurchase of up to $200 million of the Company's Common Stock. On April 26, 2001, the Board of Directors increased the scope of the repurchase program by authorizing the Company to repurchase up to $400 million of the Company's Common Stock (inclusive of the $200 million approved in April 1999). In January 2002, the Board of Directors authorized an additional $200 million of repurchase authority under the program, bringing the aggregate amount authorized for repurchase to $600 million.

Pursuant to the Company's stock repurchase program, the Company is authorized to make open market purchases. Purchases will be made from time to time in the open market and paid out of general corporate funds. During 2001 and 2000, the Company purchased 3,135,500 shares and 2,750,000 shares, respectively, of outstanding Common Stock on the open market for approximately $90.7 million and $57.9 million (at an average price of $28.92 and $21.04 per share), respectively. These shares have been recorded as treasury stock.

Additionally, pursuant to the stock repurchase program, the Company entered into two agreements, with a single counterparty in private transactions to purchase approximately 7.3 million shares of the Company's Common Stock at various times through December 2003. Pursuant to the terms of the agreements, $100 million was paid to the counterparty in 2000 and $50 million was paid in 2001. The ultimate number of shares repurchased will depend on market conditions. During 2001 and 2000, the Company repurchased 2,307,450 shares and 1,067,108 shares, respectively, under this agreement at a total cost of $50.3 million and $18.2 million, respectively. The shares have been recorded as treasury stock.

In connection with the Company's stock repurchase program, in October 2000, the Board of Directors approved a program authorizing the Company to sell put warrants that entitle the holder of each warrant to sell to the Company, generally by physical delivery, one share of the Company's Common Stock at a specified price. During 2001, the Company sold 3,190,000 put warrants at an average strike price of $28.95 and received premium proceeds of $12.0 million. During 2001, the Company paid $69.5 million for the purchase of 2,190,000 shares upon the exercise of outstanding put warrants, while 1,000,000 put warrants expired unexercised. The Common Shares purchased upon exercise of these put warrants have been recorded as treasury stock. As of December 31, 2001, 1,300,000 put warrants were outstanding, with exercise prices ranging from $20.75 to $26.42 which mature on various dates between January and March 2002. As of December 31, 2001, the Company has a total potential repurchase obligation of approximately $30.8 million associated with the outstanding put warrants, of which $16.6 million is classified as a put warrant obligation on the consolidated balance sheet. The remaining $14.2 million of outstanding put warrants permit a net-share settlement at the Company's option and do not result in a put warrant obligation on the consolidated balance sheet. The outstanding put warrants classified as a put warrant obligation on the consolidated balance sheet will be reclassified to equity when the warrant is exercised or when it expires. Under the terms of certain of the put warrant agreements, the Company must maintain certain levels of cash and investments balances. As of December 31, 2001, the Company has approximately $246.7 million of cash and investments in excess of required levels.

Stock Splits. On March 1, 1999, the Company announced a two-for-one stock split in the form of a stock dividend paid on March 25, 1999, to stockholders of record as of March 17, 1999.

On January 19, 2000, the Company announced a two-for-one stock split in the form of a stock dividend paid on February 16, 2000, to stockholders of record as of January 31, 2000.

The number of options issuable and previously granted and their respective exercise prices under the Company's stock option plans have been proportionately adjusted to reflect stock splits. The accompanying consolidated financial statements have been retroactively restated to reflect stock splits.

Preferred Stock. The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. The Company has no present plans to issue such shares.

8. Convertible Subordinated Debentures

In March 1999, the Company sold $850 million principal amount at maturity of its zero coupon convertible subordinated debentures (the "Debentures") due March 22, 2019, in a private placement. The Debentures were priced with a yield to maturity of 5.25% and resulted in net proceeds to the Company of approximately $291.9 million, net of original issue discount and net of debt issuance costs of $9.6 million. Except under limited circumstances, no interest will be paid on the Debentures prior to maturity. The Debentures are convertible at the option of the security holder at any time on or before the maturity date at a conversion rate of 14.0612 shares of the Company's Common Stock for each $1,000 principal amount at maturity of Debentures, subject to adjustment in certain events. The Company may redeem the Debentures on or after March 22, 2004. Holders may require the Company to repurchase the Debentures, on fixed dates and at set redemption prices (equal to the issue price plus accrued original issue discount), beginning on March 22, 2004. In October 2000, the Board of Directors approved a program authorizing the Company to repurchase up to $25 million of the Debentures in open market purchases. As of December 31, 2001, 4,500 units of the Company's Debentures, representing $1.8 million in principal amount at maturity, had been repurchased under this program for $2.1 million. Interest expense related to the Debentures was $17.9 million, $17.0 million and $12.6 million in 2001, 2000 and 1999, respectively.

9. Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The Company's investments classified as available-for-sale securities are carried at fair value on the accompanying consolidated balance sheets, based primarily on quoted market prices for such financial instruments. The Company's held-to-maturity investments had a carrying value of $169.0 million and $158.1 million at December 31, 2001 and 2000, respectively, and an aggregate fair value of $170.7 million and $158.4 million at December 31, 2001 and 2000, respectively, based on dealer quotation. The carrying amount of the Company's Debentures at December 31, 2001 and 2000 were approximately $346.2 and $330.5 million, respectively. The fair value of the Debentures, based on the quoted market price as of December 31, 2001 and 2000 were approximately $388.0 million and $352.7 million, respectively.

10. Commitments

The Company leases certain office space and equipment under various operating leases. Certain of these leases contain stated escalation clauses while others contain renewal options.

Rental expense for the years ended December 31, 2001, 2000 and 1999 totaled approximately $17.1 million, $8.7 million and $5.0 million, respectively. Lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Years ending December 31,	(in thousands)
2002	$ 20,792
2003	18,364
2004	14,702
2005	13,392
2006	11,645
Thereafter	76,606
	$155,501

To consolidate certain of the Company's corporate offices and to accommodate the Company's projected growth, the Company entered into a lease agreement for office space at its corporate headquarters beginning in the second quarter of 2001. Lease commitments under this lease agreement are included in the table above. Upon occupancy of this new facility, the Company plans to sublease the space in certain existing buildings for the remainder of their respective lease terms.

11. Income Taxes

The United States and foreign components of income before income taxes are as follows:

	2001	2000	1999
		(in thousands)	
United States	$ 57,096	$ 80,465	$122,131
Foreign	95,455	54,552	60,594
Total	$152,551	$135,017	$182,725

The components of the provision for income taxes are as follows:

	2001	2000	1999
		(in thousands)	
Current:			
Federal	$ 38,469	$ 29,252	$ 53,060
Foreign	6,319	3,428	16,782
State	3,566	1,585	9,256
Total current	48,354	34,265	79,098
Deferred	(1,063)	6,240	(13,317)
Total provision for income taxes	$ 47,291	$ 40,505	$ 65,781

The significant components of the Company's deferred tax assets and liabilities consisted of the following:

December 31,	2001	2000
	(in thousands)	
Deferred tax assets:		
Acquired technology	$16,726	$18,362
Deferred revenue	5,833	21,549
Accounts receivable allowances	2,901	1,915
Depreciation and amortization	4,597	4,458
Tax credits	13,264	12,047
Net operating losses	17,346	—
Other	6,328	9,364
Total deferred tax assets	66,995	67,695
Deferred tax liabilities:		
Foreign earnings	(8,753)	(8,753)
Total deferred tax liabilities	(8,753)	(8,753)
Total net deferred tax assets	$58,242	$58,942

During the years ended December 31, 2001, 2000, and 1999, the Company recognized tax benefits related to the exercise of employee stock options in the amount of $28.0 million, $63.9 million and $50.8 million, respectively. This benefit was recorded to additional paid-in capital. At December 31, 2001, the Company had approximately $64.5 million of U.S. net operating loss carryforwards, a substantial portion of which begins to expire in 2020. The Company will record the benefit of the net operating loss carryforwards generated from the exercise of employee stock options, through additional paid-in capital when the net operating loss carryforwards are utilized.

During 2001, the Company acquired an entity with approximately $37.9 million of net operating loss carryforwards. Additionally, the Company had approximately $6.8 million of net operating loss carryforwards from prior acquisitions. These net operating loss carryforwards are limited in any one year pursuant to Internal Revenue Code Section 382 and begin to expire in 2010.

At December 31, 2001, the Company had research and development tax credit carryforwards of approximately $7.0 million that expire beginning in 2018. Additionally, the Company had foreign tax credit carryforwards of approximately $6.3 million at December 31, 2001 that expire beginning in 2003.

The Company does not expect to remit earnings from its foreign subsidiaries. Accordingly, the Company did not provide for deferred taxes on foreign earnings.

A reconciliation of the Company's income taxes to amounts calculated at the statutory federal rate is as follows:

Year Ended December 31,	2001	2000	1999
		(in thousands)	
Federal statutory taxes	$ 53,393	$ 47,256	$ 63,954
State income taxes, net of federal tax benefit	5,771	5,134	5,378
Foreign sales corporation benefits	—	—	(2,556)
Foreign operations	(30,701)	(19,634)	—
Interest income	—	(5,979)	(4,555)
Intangible assets	11,236	3,047	8,260
Other permanent differences	2,780	3,143	5,220
Tax credits	(1,217)	632	(10,981)
Other	6,029	6,906	1,061
	$ 47,291	$40,505	$65,781

12. Geographic Information and Significant Customers

The Company operates in a single market consisting of the design, development, marketing and support of application delivery and management software and services for enterprise applications. Design, development, marketing and support operations outside of the United States are conducted through subsidiaries located primarily in Europe and the Asia-Pacific region.

The Company tracks revenues by geography and product category but does not track expenses or identifiable assets on a product category basis. The Company does not engage in intercompany transfers between segments. The Company's management evaluates performance based primarily on revenues in the geographic locations that the Company operates. Segment profit for each segment includes costs of goods sold and operating expenses directly attributable to the segment and excludes certain expenses that are managed outside the reportable segments. Costs excluded from segment profit primarily consist of research and development costs, amortization of intangible assets, interest, corporate expenses, income taxes, and non-recurring charges for purchased in-process technology and technology write downs. Corporate expenses are comprised primarily of corporate marketing costs, operations and other corporate general and administrative expenses, which are separately managed. Accounting policies of the segments are the same as the Company's consolidated accounting policies.

During 1999 and 2000, wholly-owned subsidiaries were formed in various locations within Europe, Middle East and Africa (EMEA) and Asia-Pacific, respectively. These subsidiaries are responsible for sales and distribution of the Company's products. Prior to this time, sales in these geographic segments were classified as export sales from the Americas segment (see below). For purposes of the presentation of segment information, the sales previously reported as Americas export sales have been reclassified to the geographical segments where the sale was made for each of the periods presented.

In July 2001, the Company implemented a new enterprise resource planning system. The new system was designed to provide a structure that would meet the growing demands of the Company and to provide management improved focus on the results of operations and the Company's financial resources. The features and functionality of the new system allowed the Company to summarize and classify information included in the results of operations differently than that provided by the Company's legacy information systems. The Company began planning for the new information system in 2000, and as a result, detailed transaction information for 2001 and 2000, prior to the implementation of the new system, was retained and converted to the new system. Detailed transaction information for 1999 is not available and therefore, it is impracticable for the Company to present 1999 information in the same fashion as 2001 and 2000.

Net revenues and segment profit for 2001 and 2000, classified by the major geographic area in which the Company operates, are presented below.

	2001	2000
	(in thousands)	
Net revenues:		
Americas	$ 289,017	$248,398
EMEA	216,766	158,645
Asia-Pacific	46,016	23,505
Other (1)	39,830	39,898
Consolidated	$ 591,629	$470,446
Segment profit:		
Americas	$ 163,621	$ 149,856
EMEA	134,096	102,356
Asia-Pacific	22,880	2,610
Other (1)	39,830	39,898
Unallocated expenses (2):		
Amortization of intangibles	(48,831)	(30,395)
In-process research and development	(2,580)	—
Research and development	(67,699)	(50,622)
Write-down of technology	—	(9,081)
Net interest and other income	19,200	22,792
Other corporate expenses	(107,966)	(92,397)
Consolidated income before income taxes	$ 152,551	$ 135,017

(1) Represents royalty fees in connection with the Development Agreement.

(2) Represents expenses presented to management only on a consolidated basis and not allocated to the geographic operating segments.

Net revenues and segment profit for 2000 and 1999, classified by major geographic area in which the Company operates is included below as previously presented:

	2000	1999
	(in thousands)	
Net revenues :		
Americas	$248,398	$213,575
EMEA	158,645	129,649
Asia-Pacific	23,505	20,231
Other (1)	39,898	39,830
Consolidated	$470,446	$403,285
Segment profit:		
Americas	$206,984	$174,829
EMEA	123,056	103,811
Asia-Pacific	10,238	10,834
Other (1)	39,898	39,830
Unallocated expenses (2):		
Cost of revenues	(29,054)	(14,579)
Overhead costs	(84,129)	(51,721)
Research and development	(50,622)	(37,363)
In-process research and development	—	(2,300)
Write-down of technology	(9,081)	—
Net interest	22,792	11,221
Other corporate expenses	(95,065)	(51,837)
Consolidated income before income taxes	$135,017	$182,725

(1) Represents royalty fees in connection with the Development Agreement.

(2) Represents expenses presented to management only on a consolidated basis and not allocated to the geographic operating segments.

Identifiable assets classified by major geographic area in which the Company operates are shown below. Long-lived assets consist of property, plant and equipment, net at December 31:

	2001	2000
	(in thousands)	
Identifiable assets:		
Americas	$ 945,299	$ 964,205
EMEA	241,943	132,440
Asia-Pacific	20,988	15,928
Total identifiable assets	$1,208,230	$1,112,573
Long-lived assets:		
United States	$ 50,601	$ 43,775
United Kingdom	33,029	6,078
Other foreign countries	6,480	5,706
Total long-lived assets	$ 90,110	$ 55,559

Export revenue represents shipments of finished goods and services from the United States to international customers. As of July 1, 1999 and July 1, 2000, the Company began shipping finished goods to European and Asia-Pacific customers, respectively, from its warehouse location in Europe. Shipments from the United States were as follows:

Year Ended December 31,	2001	2000	1999
		(in thousands)	
EMEA	$ —	$ —	$ 60,590
Asia-Pacific	—	11,249	20,202
Other	21,392	7,274	6,289
	$ 21,392	$ 18,523	$ 87,081

The Company had net revenue attributed to individual customers in excess of 10% of total net sales as follows:

Year Ended December 31,	2001	2000	1999
Customer A	13%	13%	13%
Customer B	10%	12%	10%
Customer C	9%	10%	9%

Additional information regarding revenue by products and services groups is as follows:

Year Ended December 31,	2001	2000	1999
Revenues:			
License Revenue	$511,147	$400,156	$347,705
Services Revenue	40,652	30,392	15,750
Royalty Revenue	39,830	39,898	39,830
Net Revenues	$591,629	$470,446	$403,285

13. Derivative Financial Instruments

Forward Foreign Currency Contracts. A substantial portion of the Company's anticipated overseas expense and capital purchasing activities are transacted in local currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in currency exchange rates, the Company has established a hedging program. The Company uses forward foreign exchange contracts to reduce a portion of its exposure to these potential changes. The terms of such instruments, and the hedging transactions to which they relate, generally do not exceed 12 months. Principal currencies hedged are British pounds sterling, Euros, Swiss francs, and Australian dollars. The Company may choose not to hedge certain foreign exchange transaction exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and availability of appropriate hedging instruments.

Interest Rate Agreements. In order to manage its exposure to interest rate risk, in November 2001 the Company entered into an interest rate swap agreement with a notional amount of $174.6 million that expires in March 2004. The swap converts the floating rate return on certain of the Company's available for sale investment securities to a fixed interest rate. At December 31, 2001, the fair value of the swap is not material and is recorded in accrued expenses in the accompanying consolidated financial statements.

In connection with the efforts to manage the credit quality and maturities of its available-for-sale investment portfolio, during 2001 the Company terminated a forward bond purchase agreement previously designated as a hedge of forecasted purchases of corporate security investments. As a result, the Company recorded a realized gain of $1.4 million, which is included in other expense, net on the 2001 consolidated statements of income. At the time of the sale, the Company realized approximately $0.5 million of amounts previously classified in accumulated other comprehensive loss.

The ineffectiveness of hedges on existing derivative instruments for the year ended December 31, 2001, was not material. In addition, there were no gains or losses resulting from the discontinuance of cash flow hedges, as all originally forecasted transactions are expected to occur. The income tax expense (benefit) associated with any individual item of comprehensive income (loss) is not significant. As of December 31, 2001, the Company recorded $0.6 million of derivative assets and $0.5 million of derivative liabilities, representing the fair values of the Company's outstanding derivative instruments.

Derivative Activity in Accumulated Other Comprehensive Income. As of December 31, 2001, the Company had a net deferred gain associated with cash flow hedges and the interest rate swap of approximately $84,000, net of taxes, a substantial portion of which are expected to be reclassified to earnings by the end of 2002. The following table summarizes activity in other comprehensive income ("OCI") related to derivatives, net of taxes, during the year ended December 31, 2001 (in thousands):

Cumulative effect of adopting SFAS No. 133	$ —
Net changes in fair value of derivative instruments	(224)
Net unrealized losses (gains) reclassified into earnings	308
Change in net unrealized losses on derivative instruments	$ 84

14. Related Party Transactions

Microsoft, which held a greater than 5% equity interest in the Company at December 31, 1999, is a party to one of the licensing agreements discussed in Note 2. The Company recognized $0.2 million, $0.3 million and $1.9 million of royalty expense in cost of revenues in the years ended December 31, 2001, 2000 and 1999, respectively, and accrued royalties and other accounts payable of $100,000 at December 31, 2000 in connection with this agreement. The Company has recognized revenue of approximately $39.8 million, $39.9 million and $39.8 million in 2001, 2000 and 1999, respectively, in connection with the Development Agreement, as amended, discussed in Note 2.

15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31,	2001	2000	1999
	(in thousands, except per share information)		
Numerator:			
Net income	$105,260	$ 94,512	$116,944
Denominator:			
Denominator for basic earnings per share — weighted average shares	185,460	184,804	176,260
Effect of dilutive securities:			
Put warrants	—	41	—
Employee stock options	9,038	14,886	16,306
Denominator for diluted earnings per share — adjusted weighted-average shares	194,498	199,731	192,566
Basic earnings per share	$ 0.57	$ 0.51	$ 0.66
Diluted earnings per share	$ 0.54	$ 0.47	$ 0.61
Antidilutive weighted shares	43,789	41,612	38,002

The above antidilutive weighted shares to purchase shares of Common Stock includes certain shares under the Company's stock option program and Common Stock potentially issuable on the conversion of the Debentures and on the exercise of outstanding put warrants and were not included in computing diluted earnings per share because their effects were antidilutive for the respective periods.

16. Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets,* which were adopted by the Company on July 1, 2001 and January 1, 2002, respectively. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to an annual impairment test. Other intangibles will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. At the date of adoption, the Company had unamortized goodwill, including acquired work force, in the amount of $152.4 million, which will not be amortized in the future and which will be subject to the annual impairment test of SFAS 142. At January 1, 2002, the Company had unamortized identified intangibles with estimable useful lives in the amount of $36.6 million, which will continue to be amortized in accordance with the provisions of SFAS 141 and 142. For the quarter ended March 31, 2002, the Company expects to record amortization expense of approximately $3.5 million related to these assets. The Company has completed the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and does not anticipate an impairment charge as a result of the adoption of this statement.

SFAS 143, *Accounting for Asset Retirement Obligations*, establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company plans to adopt SFAS 143 effective January 1, 2003.

SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 supersedes SFAS Statement No. 121 and APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company plans to adopt SFAS 144 effective January 1, 2002 and does not expect that the adoption will have a material impact on its consolidated results of operations and financial position.

17. Legal Matters

In June 2000, the Company and certain of its officers and directors were named as defendants in several securities class action lawsuits filed in the United States District Court for the Southern District of Florida on behalf of purchasers of the Company's Common Stock during the period October 20, 1999 to June 9, 2000 (the "Class Period"). These actions were consolidated as In Re Citrix Systems, Inc. Securities Litigation. The lawsuits generally alleged that, during the Class Period, the defendants made misstatements to the investing public about the Company's financial condition and prospects. The Court dismissed the action with prejudice on October 30, 2001.

In September 2000, a shareholder filed a claim in the Court of Chancery of the State of Delaware against the Company and nine of its officers and directors alleging breach of fiduciary duty by failing to disclose all material information concerning the Company's financial condition at the time of the proxy solicitation. The complaint sought unspecified damages. In January 2001, a portion of the action was stayed by the Court and later dismissed by the plaintiff without prejudice to refiling the action at a later date. In February 2001, the plaintiff filed a motion with the court for award of attorneys' fees and litigation costs in the amount of $2,000,000 and $60,000, respectively. In September 2001, the Court awarded the plaintiff $140,000 and $8,250 for attorneys' fees and litigation costs, respectively. On February 22, 2002, plaintiffs refiled the remaining portion of the action. The Company believes the plaintiffs' claim lacks merit, however, the company is unable to determine the ultimate outcome of this matter and intends to vigorously defend it.

In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company's financial position, results of operations, or liquidity.

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Citrix Systems, Inc.

We have audited the accompanying consolidated balance sheets of Citrix Systems, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citrix Systems, Inc. at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

West Palm Beach, Florida
January 17, 2002, except for the
second paragraph of Note 17,
to which the date is February 22, 2002

Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (a)
	(in thousands, except per share amounts)			
2001				
Net revenues	$ 132,812	$ 147,274	$ 153,495	$ 158,048
Gross margin	125,500	140,051	145,922	150,308
Income from operations	35,596	31,192	32,384	34,179
Net income	28,935	22,894	27,790	25,641
Basic earnings per common share	0.16	0.12	0.15	0.14
Diluted earnings per common share	0.15	0.12	0.14	0.13
Common Stock Prices (b)—High	$ 36.63	$ 34.90	$ 36.69	$ 25.80
—Low	$ 17.31	$ 18.19	$ 18.38	$ 19.81
2000				
Net revenues	$ 127,515	$ 106,086	$ 113,491	$ 123,354
Gross margin	122,386	97,682	104,637	116,687
Income from operations	49,611	15,902	25,911	20,801
Net income	38,545	14,973	21,617	19,377
Basic earnings per common share	0.21	0.08	0.12	0.10
Diluted earnings per common share	0.19	0.07	0.11	0.10
Common Stock Prices (b)—High	$ 118.56	$ 83.69	$ 23.75	$ 30.89
—Low	$ 52.50	$ 18.44	$ 14.31	$ 17.13

(a) In the fourth quarter of 2000, the Company recorded impairment write-downs of previously acquired core technology of $9.1 million, as discussed in Note 3.

(b) The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol "CTXS." This information reflects the high and low closing prices for the Company's Common Stock as reported on the Nasdaq National Market for the periods indicated, as adjusted to the nearest cent to reflect the two-for-one stock split in the form of a stock dividend declared on January 19, 2000 and paid on February 16, 2000 to holders of record of the Company's Common Stock on January 31, 2000. Such information reflects inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions. On March 14, 2002, the last reported sale price of the Common Stock on the Nasdaq National Market was $18.41 per share. As of March 14, 2002, there were approximately 1,094 holders of record of the Common Stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

Corporate Officers

Mark B. Templeton
President and Chief Executive Officer

John P. Cunningham
Senior Vice President—Finance and Operations,
Chief Financial Officer,
Assistant Secretary

John C. Burris
Senior Vice President—Worldwide Sales and Customer Services

Robert G. Kruger
Senior Vice President—Product Development,
Chief Technology Officer

David A.G. Jones
Senior Vice President—Corporate Marketing
and Development

Jeanne Moreno
Vice President and Chief Information Officer

David Urbani
Vice President,
Finance and Corporate Controller

Daniel P. Roy
Vice President,
General Counsel and Secretary

International Distribution

Argentina, Austria, Australia, Belgium, Brazil, Chile, China, Columbia, Canada, Czech Republic, European Community, Denmark, United Kingdom, Finland, France, Germany, Greece, Hong Kong, Hungary, Iceland, India, Ireland, Israel, Italy, Japan, North Korea, South Korea, Malaysia, Mexico, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Romania, Russia, Russian Federation, Saudi Arabia, Singapore, Spain, South Africa, Sweden, Switzerland, Taiwan, Thailand, Turkey and United States of America.

Board of Directors

Marvin W. Adams
Vice President and Chief Information Officer,
Ford Motor Company

Kevin R. Compton
General Partner,
Kleiner Perkins Caufield & Byers

Stephen M. Dow
General Partner,
Sevin Rosen Funds

Robert N. Goldman
Chairman and Former Chief Executive Officer,
eXcelon Corporation

Kenneth E. Lonchar
Executive Vice President and Chief Financial Officer,
Veritas Software

Tyrone F. Pike
President and Chief Executive Officer,
Bravara Communication, Inc.

Roger W. Roberts
Chairman of the Board,
Citrix Systems, Inc.

Mark B. Templeton
President and Chief Executive Officer,
Citrix Systems, Inc.

John W. White
Former Vice President and Chief Information Officer,
Compaq Computer Corporation

World Headquarters

Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309 USA
Tel: +1 (954) 267 3000
Tel: +1 (800) 393 1888
www.citrix.com

Americas Headquarters

Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309 USA
Tel: +1 (800) 437 7503

European Headquarters

Citrix Systems International GmbH
Rheinweg 9
8200 Schaffhausen
Switzerland
Tel: +41 (52) 635 7700
www.eu.citrix.com

Asia/Pacific Headquarters

Citrix Systems Australia Pty Ltd.
Level 3, 1 Julius Avenue
Riverside Corporate Park
North Ryde NSW 2113
Sydney, Australia
Phone: +61 (0) 2 8870 0800

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Citrix Systems, Inc.
will be held on May 16, 2002 at 10 a.m.
Fort Lauderdale Marriott North,
6650 North Andrews Avenue,
Fort Lauderdale, FL 33309 USA

Stock Trading Information

Nasdaq National Market symbol: CTXS

Transfer Agent and Registrar

EquiServe Trust Company
P.O. Box 43010
Providence RI 02940
Tel: +1 (781) 575 3402
www.equiserve.com

Independent Certified Public Accountants

Ernst & Young LLP
Phillips Point, West Tower
777 S. Flagler Drive, Suite 1200
West Palm Beach, FL 33401

Report on Form 10-K

Stockholders may obtain additional financial and other information about Citrix from the Company's report on Form 10-K filed with the Securities and Exchange Commission.

Copies are available, without charge, upon request from the Company's Investor Relations Department.

Requests for information should be directed to:
Investor Relations
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309 USA
Tel: +1 (888) 595 CTXS (2897)
www.citrix.com/investors/

The Citrix Annual Report and Form 10-K are available electronically at Citrix online
www.citrix.com